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www.venmyn.com

UPDATED NATIONAL INSTRUMENT 43-101

INDEPENDENT TECHNICAL REPORT

ON THE

NGAYU GOLD PROJECT,

ORIENTALE PROVINCE,

DEMOCRATIC REPUBLIC OF THE CONGO

PREPARED FOR

LONCOR RESOURCES INC.

BY

VENMYN RAND (PTY) LTD

COMPILED BY:-	QUALIFIED PERSON:
MPAI M. MOTLOUNG	ANDREW N. CLAY
BSc.Hons (Geol), GDE (Mining)	M.Sc. (Geol.), M.Sc. (Min. Eng.),
Pr. Sci. Nat.,MGSSA, MSAIMM	Dip. Bus. M.
MINERAL INDUSTRY ADVISOR	Pr Sci Nat, MSAIMM, FAusIMM, FGSSA,
MAIMA, M.Inst.D, AAPG, MSPE
MANAGING DIRECTOR

OUR REFERENCE:-D1149R
EFFECTIVE DATE OF THE REPORT: -29 MAY 2012

Directors: A N Clay (British); S E Conquest; E de V Greyling; N McKenna; C A Telfer	Venmyn Rand (Pty) Ltd. trading as Venmyn
Reg. No. 1988/004918/07

i

SUMMARY

Property

Venmyn Rand (Pty) Ltd (Venmyn) was commissioned by Loncor Resources Inc. (Loncor) to compile a Canadian National Instrument 43-101 (NI 43-101) compliant technical report on the Ngayu Project, Orientale Province, Democratic Republic of the Congo (DRC). Loncor’s business is based upon the exploration of mineral assets in the DRC, and the company has identified a number of exploration targets from past exploration programmes in the North Kivu and Orientale Provinces. The Permits de Recherche (PRs) that Loncor has interests in are primarily gold and platinum target areas, with additional potential for tin, tantalum, niobium, tungsten, beryllium, copper and cobalt mineralization.

The Ngayu Project consists of 13 PRs for which Loncor owns the rights to prospect for gold. These PRs occupy a total area of 208,700ha.

There are 13 known gold deposits in the Ngayu greenstone belt, six of which occur within the Loncor property, namely Marekessa, Mambati, Imva, Anguluku, Babeyru and Yindi. Loncor discovered what is arguably the largest artisanal working in the area, namely Makapela. Much of the exploration work since then has been concentrated on this prospect and Yindi.

Location

The Ngayu Project is situated in a remote area in the Orientale Province of the DRC, 300km NE of Kisangani and 70km to the west of the Okapi Game Reserve. The project is 470km and 400km NNW of Bukavu and Goma, respectively. It is situated 130km NW of the Manguredjipa Project of Loncor. The project lies within the Archaean Ngayu greenstone belt.

Access to the project area is possible via untarred road to the south of the project area, and approximately 438km by road from Loncor’s office in Beni or via helicopter. The project occurs in equatorial rain forest, with small villages surrounding it.

Ownership

The mineral and surface rights to the Ngayu Project are held by Loncor under PRs 1793-1807, excluding PR1799 and PR1795, issued to Rio Tinto Exploration RDC Orientale Sprl (PermitCo). Loncor has signed an option agreement with PermitCo which grants Loncor permission to carry out exploration for gold on these PRs. Loncor has the right to request transfer of rights for these PRs provided that they do not interfere with the iron ore rights of Rio Tinto.

Geology and Mineralization

The regional geological history of the DRC is directly relevant to the prospectivity of the North Kivu region. Several broad geological terrains occur in the Orientale (Haute Zaire), North Kivu and South Kivu districts with specific, genetically related metallogenic provinces.

The project area consists of an Archaean greenstone belt and granite-gneiss basement (3.5-3.2Ga) whilst the central and southern parts consists of Mesoproterozoic (1.6Ga-950Ma) mobile belts formed during the Kibaran orogeny dated at 1,400-950Ma. The regional geology around the Ngayu Project consists of the Upper Congo Granitoid Complex (Upper Zaïre Granitoid Massif) engulfing a number of gold enriched greenstone belts. The greenstone belts are associated with Banded Iron Formation (BIF), which is a rock type that is relatively easy to detect and is recognised as a marker horizon for the presence of greenstone belts during exploration in the region. The Kilo and Moto greenstone belts, situated to the northeast and north of the Ngayu greenstone belt, respectively have hosted gold mining operations.

The localised geology of the Ngayu area has not yet been investigated in detail. However, desktop studies indicate that the project area is located within the Ngayu greenstone belt. The oldest stratigraphic sequence found in the project area is the Archaean granite-gneiss Kibalian Supergroup. This is divided into the Upper Kibalian and Lower Kibalian.

The greenstone belts are located within the former whilst the latter consists of an orthogneiss complex. The Kibalian series is overlain by the Lindian Supergroup made up of arkoses, clastic sediments, carbonaceous sediments and metasediments. This is followed by Palaeozoic argillaceous sandstones, breccias and itabirites. The stratigraphy is capped by Cenozoic undifferentiated alluvial cover in places.

Three types of gold mineralization styles occur in the Ngayu Project. The first is primary mineralization from greenstone belts, where syngenetic gold has been mobilised during tectonism and complex structural and chemical controls. The second is concentration and re-deposition of ore minerals that has occurred in veins, primarily those of quartz, through hydrothermal activity. The third is disseminated alluvial deposits, resulting from the transportation and redeposition of the gold from primary sources by water courses.

The geology at the Makapela prospect has been studied in more detail than other prospects. It consists of BIF and mafic volcanics (basalt and dolerite) intruded by quartz veins. The quartz veins and BIF host the gold mineralization and have been divided into three separate gold reefs, namely Reef 1, Reef 2 and Reef 3. At this stage, the genetic model that has been adopted suggests that the gold originates from greenstone belts. These greenstone belts were subjected to late stage Burundian tectonism, which resulted in hydrothermal mineralization and concentration by metasomatism.

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

ii

Status of Exploration

Loncor is concentrating on areas of known gold recovery, i.e. artisanal mining sites, to generate its targets. It is considered that the alluvial gold was mobilised by the drainage systems from the point source (i.e. greenstone belts) and that primary/dissemintated gold can be found within hydrothermal quartz veins. Exploration, commissioned by Loncor, has been carried out since late 2009. This early stage exploration programme consisted of literature studies, where reports and accompanying maps on the tectonic evolution of the northeastern DRC were investigated. This study provided the stratigraphy and structure of the area, rock types and possible areas of mineralization.

A revised geological map was created by the exploration team, for target generation. Known gold occurrences identified from the Republique Du Zaire Departement Des Mines (RDZM) map were also plotted on the local geology. All known deposits are located close to the BIF/greenstone belt contact, and the mineralization is considered to be epigenetic and emplaced in structural/chemical traps within BIF.

A geophysical survey was conducted over the Ngayu Project by PermitCo. An airborne magnetic and radiometric survey was flown over a large portion of the project area. Loncor commissioned senior exploration geologists to carry out an interpretation from the combined geophysical surveys. The resulting interpretation is presented in this report. At this point, the combined geophysical survey has confirmed some of the features identified in the RDZM geological map, supporting the accuracy of the geological map. Some anomalies (both magnetic and radiometric) have created potential targets, which are subject to further investigation.

The exploration team flew over the project area in 2009 and conducted an inspection of known deposits. This inspection revealed that the area is covered by thick forest and accessing the project by road is challenging. The team identified a larger-than-average artisanal operation called Makapela, that exploited a quartz vein that had not been identified by previous workers.

It was decided at this point to conduct the exploration program on two fronts:

•	regional exploration aimed at delineating and prioritising target areas for detailed follow-up. This was carried out mainly by:-

o	regional geochemical surveys using the BLEG (bulk leach extractable gold) method; and

o	detailed geophysical interpretation; and

•	more focussed exploration at Makapela and Yindi, prospects with known mineralization which could be brought to the drilling stage relatively quickly.

The regional surveys were completed at the end of 2011, and a total of 17 target areas were defined for further work. Detailed work commenced on four of these targets (Matete, Nagasa, Mondarabe and Anguluku) early in 2012, with the objective of drilling in the second half of the year. Outline drilling commenced at the more advanced Itali prospect in November 2011 and is continuing.

Diamond drilling commenced at Makapela in November 2010 and by April 2012, 58 diamond drill holes had been completed on the main mineralized horizons. A maiden mineral resource for Makapela was announced by Loncor in a press release on 29th May 2012, and comprises 4.1 million tonnes at an average grade of 7.59 g/t Au, generating an inferred mineral resource of 1.0 million ounces of gold.

An 18-hole diamond drilling programme was conducted at Yindi between September 2010 and March 2011. The drilling covered a strike of 1.1 km, down to a maximum vertical depth of 160 m. Mineralization over the better-developed central section with strike of 350 metres averaged 12.90 m (10.96 meters true) at 2.20 g/t Au.

Development and Operations

The Ngayu Project is still in the exploration phase.

Conclusions and Recommendations

The regional surveys proved to be highly successful in defining and prioritising areas for more detailed exploration. The surveys were also of critical importance in selecting areas for relinquishment in accordance with the DRC Mining Code. Follow-up work during the first half of 2012 has comprised soil sampling, geological mapping and rock chip sampling. Results from the five priority targets investigated to date are encouraging, indicating significant anomalies with strike lengths of up to 4.5 kilometres in promising structural settings. Infill soil sampling, auger drilling, trenching and channel sampling are now in progress with a view to defining drilling targets. Drilling is scheduled to commence in mid-August 2012.

At Itali, the first diamond drill hole intersected 37.97m (true thickness) at an average grade of 2.66 g/t Au. Soil geochemistry and the presence of artisanal activity indicate potential for the mineralized zone to extend over a strike of at least 1 kilometre, and outline drilling is in progress. Infill drilling for resource estimation will be considered in the second half of 2012, depending on results.

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

iii

Given the good grades and excellent continuity of the mineralized structures along strike and down dip, it is considered that Makapela has the potential to become an underground mining operation. Further work during 2012 will be aimed at conducting a preliminary economic assessment, and will include:-

•	additional drilling;

•	metallurgical testwork;

•	mining and infrastructural studies; and

•	preliminary environmental considerations

Although Yindi is unlikely to provide a significant gold resource, it is significant in that the presence of BIF-related mineralization, similar to that at Geita in Tanzania, is confirmed. Potential exists for the development of larger Geita-style deposits in more favourable structural settings elsewhere on the concession (e.g. where the BIF has been folded and/or thrusted, as at Imva and Anguluku).

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

iv

UPDATED NATIONAL INSTRUMENT 43-101

INDEPENDENT TECHNICAL REPORT

ON THE

NGAYU GOLD PROJECT

ORIENTALE PROVINCE,

DEMOCRATIC REPUBLIC OF THE CONGO

PREPARED FOR

LONCOR RESOURCES INC.

BY

VENMYN RAND (PTY) LIMITED

TABLE OF CONTENTS

1.	INTRODUCTION			1

	1.1.	Qualified Person’s Declaration and Scope of Opinion		1
	1.2.	Sources of Information		1
	1.3.	Site Inspection and Involvement		1

2.	RELIANCE ON OTHER EXPERTS			1
3.	PROPERTY DESCRIPTION AND LOCATION			4

	3.1.	Legal Aspects and Tenure		4

		3.1.1.	Surface Rights Owners	4
		3.1.2.	Acquisition Agreements	4
		3.1.3.	Royalties, Taxes and Material Agreements	6
		3.1.4.	Environmental Liabilities	7
		3.1.5.	Permits to Conduct Work	7

4.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			7

	4.1.	Topography and Elevation		7
	4.2.	Vegetation and Drainage		7
	4.3.	Access to the Ngayu Project		7
	4.4.	Population Centers and Mode of Transport		8
	4.5.	Climate and Length of Operating Season		8
	4.6.	Land Capability and Availability of Resources		8

5.	HISTORY			8

	5.1.	Historical Ownership		8
	5.2.	Historical Exploration		8
	5.3.	Historical Mineral Resources and Mineral Reserves Estimation		8
	5.4.	Historical Mineral Production		9

6.	GEOLOGICAL SETTING AND MINERALIZATION			9

	6.1.	Regional Geology		9

		6.1.1.	Upper Congo Granitoid Complex (Upper Zaire Granitoid Massif)	9

	6.2.	Local Geology		11
	6.3.	Property Geology		11
	6.4.	Location of Mineralised Zones and Mining Infrastructure		14
	6.5.	Mineralization		14

		6.5.1.	Eluvial Deposits	14
		6.5.2.	Vein Deposits	14
		6.5.3.	Disseminated and Stratabound Deposits	15

7.	DEPOSIT TYPES			15
8.	EXPLORATION			15

	8.1.	Desktop Research		16
	8.2.	Geophysical Interpretation		16

		8.2.1.	Digital Terrain Model (DTM)	16
		8.2.2.	Radiometric Survey and Aeromagnetic Survey	16
		8.2.3.	Aeromagnetic Survey	18

	8.3.	BLEG Sampling		18
	8.4.	Soil Sampling		23

		8.4.1.	The Yindi Grid	23
		8.4.2.	The Makapela Grid	23
		8.4.3.	The Itali Grid	23
		8.4.4.	The Imva Fold Area	27

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

v

	8.5.	Mapping			27
	8.6.	Rock Chip Sampling			27
	8.7.	Channel Sampling			27

9.	DRILLING				27

	9.1.	Diamond Drilling			27

		9.1.1.	Yindi Prospect		27
		9.1.2.	Makapela Prospect		32

			9.1.2.1.	Main and North Pit	32
			9.1.2.2.	Sele Sele	32

		9.1.3.	Itali Prospect		32

	9.2.	Auger Drilling			34

10.	SAMPLE PREPARATION, ANALYSES AND SECURITY				34
11.	DATA VERIFICATION				42
12.	MINERAL PROCESSING AND METALLURGICAL TESTING				43

	12.1.	Specific Gravity Measurements			43
	12.2.	Metallurgical Testing			43

13.	MINERAL RESOURCE ESTIMATES				44

	13.1.	Mineral Resource Estimation and Modelling Techniques			44
	13.2.	Statistical and Geostatistical Analysis of Data			46

		13.2.1.	Statistical Analysis		46
		13.2.2.	Variography		46
		13.2.3.	Analysis of the Grade-Tonnage Curve		46

	13.3.	Mineral Resource Estimate			47

14.	MINERAL RESERVE ESTIMATES				47
15.	MINING METHODS				47
16.	RECOVERY METHODS				47
17.	PROJECT INFRASTRUCTURE				48
18.	MARKET STUDIES AND CONTRACTS				48

	18.1.1.	Uses of Gold			48
	18.1.2.	Demand			49
	18.1.3.	Supply			49
	18.1.4.	Gold Price Trend			50
	18.1.5.	Gold Market Outlook			50
	18.1.6.	Gold Mining in the DRC			51

19.	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT				51
20.	CAPITAL AND OPERATING COSTS				51
21.	ECONOMIC ANALYSIS				51
22.	ADJACENT PROPERTIES				52
23.	OTHER RELEVANT DATA AND INFORMATION				52

	23.1.1.	Political and Economic Climate			52
	23.1.2.	Minerals Industry			52
	23.1.3.	Minerals Industry Policy			54
	23.1.4.	Physiography and Climate of the DRC			54
	23.1.5.	Political Risk			54

24.	INTERPRETATION AND CONCLUSIONS				55
25.	RECOMMENDATIONS				55

	25.1.	Makapela			60
	25.2.	Itali			60
	25.3.	Other Targets			60
	25.4.	Geophysical Surveys			60

26.	REFERENCES				62
27.	DATE AND SIGNATURE PAGE				63

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

vi

LIST OF FIGURES

Figure 1: Regional Location of the Ngayu Project	2
Figure 2: Corporate Structure of Loncor Resources Inc.	3
Figure 3: Infrastructure and Legal Tenure Plan for the Ngayu Project	5
Figure 4: Regional Geology of the Ngayu Project	10
Figure 5: The Local Geology of the Ngayu Project	12
Figure 6: The Property Geology for the Makapela Prospect of the Ngayu Project	13
Figure 7: The Digital Terrain Model of the Ngayu Project	17
Figure 8: The Ternary (K:U:Th) Radiometric Survey Map of the Ngayu Project	19
Figure 9: The Aeromagnetic Survey Map of the Ngayu Project	20
Figure 10: Summary Geophysical Interpretation for the Ngayu Project	21
Figure 11: BLEG Sampling Results for the Ngayu Project	22
Figure 12: Yindi Soil Sampling Results	24
Figure 13: Makapela Soil Sampling Results	25
Figure 14: Itali Soils and Geology	26
Figure 15: Imva Foldbelt Area Soil Traverses	28
Figure 16: Yindi Prospect Drilling and Geology	29
Figure 17: Yindi Drilling Sections	30
Figure 18: Makapela Main to North Geology and Drilling	31
Figure 19: Makapela Main to North Drill Intersections	33
Figure 20: Makapela Sele Sele Geology	35
Figure 21: Makapela Sele Sele Intersections	36
Figure 22: Makapela Drilling on New Veins and Vein Extensions	37
Figure 23: Itali Drill Sections	38
Figure 24: Makapela Auger Sections	39
Figure 25: Reference Material Oxi81: 1.807 g/tPerformance Chart 2011	43
Figure 26: Makapela Prospect Block Model showing the DTM, Au Grade (g/t) and Ore Zones	45
Figure 27: Grade-Tonnage Curve for Makapela Prospect	46
Figure 28: Pie chart Showing the Uses of Gold Relative to Each Other in 2011	48
Figure 29: Gold Spot Price (USD) Feb 2000 – Feb 2012	50
Figure 30: The Adjacent Mineral Properties to the Ngayu Project	53
Figure 31: Histogram for Au Grade for Soil Samples at Makapela Project	56
Figure 32: Histogram for Au Grade for Auger Drilling Samples at Makapela Project	57
Figure 33: Reef 1 Histogram for Au Grade for Diamond Drilling Samples at Makapela	58
Figure 34: Reef 2 Histogram for Au Grade for Diamond Drilling Samples at Makapela	59

LIST OF TABLES

Table 1: License Details for PRs in the Ngayu Project	4
Table 2: Summary of Fees and Taxes due to CAMI for PRs per Carré	6
Table 3: Summary of Fees and Taxes due for the Ngayu Project (2010-2011)	6
Table 4: Historical Gold Estimate Indications for the Ngayu Greenstone Belt	9
Table 5: Historical Gold Production in the Ngayu Greenstone Belt	9
Table 6: Deposits and Mineralization Styles in the Ngayu Greenstone Belt	14
Table 7: Deposit Information from the Terveuren Database	16
Table 8: Airborne Magnetic and Radiometric Survey Parameters	16
Table 9: Exploration Summary for Ngayu Project	23
Table 10: Sample Length and Corresponding Weight of HQ Core	41
Table 11: SG (g/cm3) for the Makapela Prospect Reefs	43
Table 12: Bottle Roll Metallurgical Testwork Results	44
Table 13: Summary Statistics on the Makapela data	46
Table 14:Inferred Mineral Resource Estimate for Makapela Prospect with an Effective Date of 11th April 2012	47
Table 15: Inferred Mineral Resource Estimates for Makapela Prospect with an Effective Date of 11th April 2012 at Various Gold Grade Cut-offs	47
Table 16: Estimated Global Gold Reserves (t)	49
Table 17: Estimated Global Gold Production for 2009 and 2010 (t)	50
Table 18: Types of Mineral Licences in the DRC	54
Table 19: Projected Exploration Time-line for Ngayu Project in 2012	61

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

vii

LIST OF APPENDICES

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

1

1.	INTRODUCTION

This report is a technical description of the Ngayu Project by Venmyn as requested by Loncor. Loncor is a mineral exploration company, whose core business is based in the DRC. Loncor is mainly involved in the exploration of gold and platinum projects within the DRC. The locality of the Ngayu Project is shown in Figure 1. The corporate structure of Loncor is shown in Figure 2. Exploration in the Ngayu Project has been carried out by Loncor through Loncor Resources Congo S.P.R.L., a wholly owned subsidiary of Loncor.

Loncor is listed on the TSX Venture Exchange and the NYSE MKT LLC and has an obligation to disclose the results of commissioned exploration activity to the public domain and its shareholders. The purpose of this report is to compile the technical aspects of the Ngayu Project in a NI 43-101 compliant form.

This report presents the geology of the project, both from a regional and local context, the type and style of mineralization and also the exploration work that Loncor has carried out to-date. The results of this work and the exploration budget and work programme are also presented.

1.1.	Qualified Person’s Declaration and Scope of Opinion

Venmyn is an independent advisory company. Its consultants have extensive experience in preparing qualified persons’, competent persons’, technical advisers’ and valuation reports for mining and exploration companies.

The Qualified Person for the purpose of this report has more than 30 years of experience in the mineral industry and the assessment and evaluation of mining projects and is a member in good standing of appropriate professional institutions. Such Qualified Person is qualified to express his professional opinions on the mineral assets described. To this end, a Qualified Person’s Certificate is presented in Appendix 3.

Neither Venmyn nor its staff, have or have had any interest in this project capable of affecting their ability to give an unbiased opinion, and, have not and will not, receive any pecuniary or other benefits in connection with this assignment, other than normal consulting fees. Loncor has warranted in writing that it has openly provided all material information to Venmyn, which, to the best of its knowledge and understanding, is complete, accurate and true.

1.2.	Sources of Information

Information regarding the current exploration activity was sourced from Lonocr’s Exploration Manager, Mr. Howard Fall, in the form of technical reports and presentations, exploration plans, exploration results, digital maps and personal communication. Raw geological data collected during the exploration programme was supplied by Loncor.

Information regarding ownership, corporate matters and legal tenure was provided by Loncor’s regional office in Kinshasa, DRC. Wherever possible, Venmyn also utilised information available in the public domain, such as company websites and public library documents.

1.3.	Site Inspection and Involvement

The Ngayu Project was visited by the Qualified Person over two consecutive days, 17th November and 18th November 2011. The Qualified Person flew over the Ngayu Project by means of a helicopter and carried out field inspections in the prospects of Yindi, Makapela and Sele Sele. Thorough inspection of drill sites, especially at Makapela where drilling was in progress, were conducted on the first day. The second day was reserved for data validation, drill core inspection and verification of the interpretation of geological information.

The Qualified Person is satisfied that all geological information gathered has been accurately collected, recorded and interpreted.

2.	RELIANCE ON OTHER EXPERTS

This Technical Report has been prepared by utilizing information gathered from Venmyn’s 2008 Prospectivity Report on Ngayu and other PGE and gold projects in the North Kivu Province of the DRC. Venmyn has used the other reports and recent information pertaining to legal tenure and past and future exploration supplied by Loncor. Recent exploration results have been used in the compilation of this Technical Report.

Where possible, Venmyn has verified this information from independent sources after making due enquiry of all material issues that are required in order to comply with various reporting codes, and in particular NI 43-101. Loncor has warranted that they have openly provided all material information to Venmyn, which, to the best of their knowledge and understanding, is complete, accurate and true, having made due enquiry.

No other experts have been relied upon to generate this report other than Loncor’s own expert professional staff that were widely consulted during the preparation of this work. However, Venmyn has drawn its own conclusions with respect to the information presented here. Venmyn is not aware of any current or pending litigation or liabilities attached to any of the Loncor exploration projects.

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

FIGURE 01

Loncor NI 43-101 - Ngayu Project

REGIONAL LOCATION OF THE NGAYU PROJECT

DRC
CENTRAL AFRICAN REPUBLIC
SUDAN
N
CAMEROON
Bangui
NGAYU PROJECT
HAUT ZAIRE
Okapi Game Lodge
Congo
Lake Albert
MANGUREDJIPA PROJECT
Kisangani
Beni
UGANDA
GABON
CONGO
Mbandaka
Butembo
Lake Edward
Lac Ntomba
NORD KIVU
Goma
Lake Kivu
RWANDA
Lac Mai-Ndombe
Bukavu
SUD KIVU
Kasai
BURUNDI
KINSHASA
CABINDA
Brazzaville
Kinshasa
KASAI ORIENTAL
MANIEMA
BANDUNDU
TANZANIA
BAS-ZAIRE
KASAI OCCIDENTAL
Kananga
Matadi
Mbuji-Mayi
Lake Tanganyika
SHABA
Lac Upemba
Lake Mweru
ANGOLA
Atlantic Ocean
Lubumbashi
0
Scale
300km
ZAMBIA
5°N
0°
5°S
10°S
15°E
20°E
25°E
30°E
LEGEND:
Main Road
Railway
District Boundary (Provincial)
Town
River
Airport
National Boundary
Project Boundary

Source: DK World Atlas

D1194M Loncor 2012

3

4

3.	PROPERTY DESCRIPTION AND LOCATION

The Ngayu gold project is situated approximately 300km NE of Kisangani and 70km to the west of the Okapi Game Reserve in the Orientale Province of the DRC (Figure 1). The project is located 470km and 400km NNW of Bukavu and Goma, respectively and is situated 130km NW of the Manguredjipa project of Loncor. It is made up of a total of 13 PR’s, which cover an area of approximately 208,700ha as shown in Figure 3. The regional geology is shown in Figure 4 to illustrate the geological context.

Before 1961, during colonial times, a total of 13 gold deposits were identified within the Ngayu greenstone belt and six of them are found within the Ngayu Project as shown in Figure 5. This greenstone belt envelops the Yindi gold deposit and borders the Adumbi gold deposit which is located within the Kilo Gold Mines PRs as shown in Figure 3. The most obvious prospect identified by Loncor to date is the Makapela prospect located in the northern portion of the Ngayu Project as shown in Figure 3. This has been the focus of exploration in 2011 and 2012.

3.1.	Legal Aspects and Tenure

The Ngayu Project consists of PRs 1793 to 1807, excluding PR 1795 and 1799, issued to Rio Tinto Exploration RDC Orientale Sprl (PermitCo), a subsidiary of Rio Tinto, operating in the Orientale Province, DRC. Loncor entered into an option agreement with PermitCo, which allows it to explore for gold on these particular PRs. PermitCo’s exploration is focused on iron ore, therefore the agreement stipulates that Loncor has permission to explore for gold provided that this exploration does not disturb or interfere with the iron ore exploration rights. Under the option agreement, Loncor is liable for all exploration, administration and environmental costs with respect to exploration for gold on these properties.

Following the discovery of a commercially viable deposit, Loncor has an option to request for transfer of gold rights from PermitCo should it wish to apply for an extension of exploration rights or for exploitation rights under the mining law of the DRC. PermitCo is solely responsible for paying fees, charges and taxes in order to maintain the PR’s in good standing under the Mining Code. The ownership details are presented in Figure 2 and the PR details are shown in Table 1.

3.1.1.	Surface Rights Owners

According to the DRC laws, the surface rights and the mineral rights pertaining to one property are not separated. Therefore, Loncor has access to both the surface and gold rights to the Ngayu Project.

3.1.2.	Acquisition Agreements

Loncor has the right to carry out exploration for gold on the Ngayu Project under the option agreement signed on 26th January 2010 with PermitCo, the legal owner of the mineral rights. Should Loncor wish to apply for an extension of the exploration rights or exploitation rights, then PermitCo has to transfer the rights to Loncor and shall do so only if the rights requested do not interfere with PermitCo’s iron ore rights. If this is the case, then the iron ore rights take priority and PermitCo has the right of refusal for transfer of mineral rights to Loncor. No monetary commitments have been made between the two parties with respect to a change of ownership of mineral rights.

Table 1: License Details for PRs in the Ngayu Project

PR NO.	LICENCE NO.	ISSUED TO	DATE OF ISSUE	DATE OF EXPIRY	MINERALS	AREA (ha)

1793	NO° CAMI/CR/3169/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	19,454

1794	NO° CAMI/CR/3170/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	19,709

1796	NO° CAMI/CR/3172/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,056

1797	NO° CAMI/CR/3173/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	15,631

1798	NO° CAMI/CR/3174/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	18,435

1800	NO° CAMI/CR/3176/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,736

1801	NO° CAMI/CR/3177/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	17,160

1802	NO° CAMI/CR/3178/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	16,226

1803	NO° CAMI/CR/3179/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	18,180

1804	NO° CAMI/CR/3180/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	12,318

1805	NO° CAMI/CR/3181/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	17,415

1806	NO° CAMI/CR/3182/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au, Sn, Cu, Pt, Ag, W, Co, Nb and Ta	8,580

1807	NO° CAMI/CR/3184/2007	Rio Tinto Exploration RDC Orientale	10-Feb-2007	09-Feb-2017	Fe,Au,Sn, Cu, Pt, Ag, W, Co, Nb and Ta	11,808

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3.1.3.	Royalties, Taxes and Material Agreements

The Ngayu project PRs were renewed on 10th February 2012 and will expire on 9th February 2017. This is an ongoing process where the CAMI has approved the new application but the Ministry hasn’t signed it yet and didn’t provide yet the new research certificates. In order to maintain a PR in good standing the title holder is required to make annual surface fee and surface tax payments to the State Treasury and the Provincial Tax authorities, respectively. Table 2 below summarizes the surface fee and surface tax payment schedule for which CAMI has established an 8 year surface fee payment schedule for precious stones and a 15 year schedule for all other mineral substances (including gold and base metals).

Table 2: Summary of Fees and Taxes due to CAMI for PRs per Carré

	YEAR
TYPE OF TAX	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Surface Fee for Precious Stones (USD)	3.07		31.69		52.10		149.22		Title Expires
Surface Fee for All Other Mineral Substances (USD)	3.07		31.69			52.10					149.22
Surface Tax (USD)	2.05	3.07	3.58	4.09

To qualify for permit renewal the applicant must demonstrate that they have paid all Surface Fees and Provincial Taxes and have complied with environmental obligations. All Surface Fees and Provincial Taxes for the Ngayu Project PRs have been paid and the permits are currently in good standing.

Table 3 summarizes the Surface Fee and Provincial Tax payments which were recently made for 2010 and 2011 in order to keep the PRs in good standing. In 2012, amounts of USD126,728.86 and USD 18,193.96 were paid for surface fees and provincial taxes respectively.

Table 3: Summary of Fees and Taxes due for the Ngayu Project (2010-2011)

PR		SURFACE FEES (USD)		PROVINCIAL AL TAXES (USD)
NO.	LICENCE NO.	2010	2011	2010	2011
1793	NO° CAMI/CR/3169/2007	14,736	12,401	1,665	1,900
1794	NO° CAMI/CR/3170/2007	14,736	12,401	1,665	1,900
1796	NO° CAMI/CR/3172/2007	12,042	10,134	1,325	1,553
1797	NO° CAMI/CR3173/2007	11,725	9,867	1,325	1,512
1798	NO° CAMI/CR/3174/2007	13,785	11,601	1,557	1,778
1800	NO° CAMI/CR/3176/2007	12,518	10,534	1,414	1,614
1801	NO° CAMI/CR3177/2007	12,803	10,774	1,446	1,651
1802	NO° CAMI/CR/3178/2007	12,422	10,454	1,403	1,602
1803	NO° CAMI/CR3179/2007	13,595	11,441	1,536	1,753
1804	NO° CAMI/CR/3180/2007	9,222	7,760	1,042	1,189
1805	NO° CAMI/CR3181/2007	13,025	10,961	1,471	1,679
1806	NO° CAMI/CR/3182/2007	6,433	5,414	727	830
1807	NO° CAMI/CR3184/2007	8,842	7,440	999	1,140

Should exploration lead to the discovery of an economic deposit the PR holder has the right to apply for a Permit d’Expoitation (PE) or Exploitation Permit. The PE gives the title holder the right to carry out exploration, development, construction and exploitation works for a specific mineral. This includes the right to conduct mining operations, process and sell the mineral extracted. PEs are valid for 30 years, renewable for 15-year periods until the end of the mine’s life.

The Mining Code levies a 4% royalty on production of precious stones and 2.5% on precious metals. Furthermore, the Mining Code stipulates that a 5% free-carried interest be awarded to a Congolese State owned company at no charge. Surface Fees for PEs are USD6 per hectare (approximately USD511 per carre), irrespective of commodity.

According to DRC law there is no export duty on marketable products though a 30% corporate tax rate is applied on corporate profits. Apart from the option agreement between PermitCo and Loncor Resources Inc, Loncor has not entered into any other agreements which could have a material impact on the Ngayu Project. The said option agreement allows Loncor to explore for gold on the 13 Ngayu permits which are held by PermitCo (Rio Tinto Exploration RDC Orientale SPRL).

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The principle terms of the option agreement can be summarized as follows:-

•	Loncor has the right to explore for gold provided that its exploration activities do not disturb or interfere with PermtiCo’s iron ore exploration activities;

•	Loncor will have to provide to PermitCo all reports and documents required to keep the permits in good standing (mainly the Annual Environmental Reports or AERs);

•	Loncor will be solely responsible for the cost associated with its gold exploration activities while PermitCo will be responsible for payment of all fees, charges and taxes required to maintain the permits in good standing (i.e. Surface Fees and Provincial Taxes);

•	Loncor must comply with all DRC environmental laws; and

•	Loncor is not required to make any upfront payment, annual option payments and/or meet minimum annual exploration expenditures; and should Loncor delineate an economic gold deposit and wish to exercise its option, Loncor would not be required to pay an exercise fee. PermitCo would apply for a Permit d’Expoitation (PE) and transfer the mining rights to Loncor as long as the PE does not conflict with Rio Tinto’s iron ore interests, which have a priority over Loncor’s gold interests.

3.1.4.	Environmental Liabilities

Loncor currently has no environmental liabilities or penalties pending for the Ngayu property. At this phase of exploration, very little damage has been done to the environment. In future exploration activities, access will be gained via existing roads and tracks. Trenches that will be dug for sampling purposes will be rehabilitated fully once the sampling process has been completed.

The exploration camp will be built utilising an abandoned site or with as little clearance as possible. Should the project be abandoned for any reason, the locals will be able to use the camp for residential purposes. Loncor does not forsee any significant environmental expenditure at this stage of the project.

3.1.5.	Permits to Conduct Work

The DRC Mining Code stipulates that the PR holder must submit a Plan d’Attenuation et de Rehabilitation or PAR report after the PR has been granted and before exploration can commence. The PAR is an environmental report which outlines the environmental impacts which the exploration program will have and identifies measures the company will take to mitigate those impacts. Once the PAR is approved, CAMI issues an Authorization de Commencement des Travaux (CDT), which is a permit authorizing the PR holder to carry out exploration work.

A total of four PAR reports were submitted in 2007 with regards to the 14 Ngayu project PRs which were all approved by CAMI on January 30, 2008. All CDTs for the permits in question were also awarded at that time. In addition to submitting the PAR report, the title holder is also obliged by the Mining Code to submit an Annual Environmental Report (AER) which summarizes the exploration activities which took place during the previous year and the steps taken by the company to mitigate those impacts.

Failure to submit the report before the annual deadline results in a USD1000/day penalty. The first AER must be delivered one year and ninety days after the approval of the PAR report, and on the anniversary of that date thereafter. Four AERs were submitted to CAMI in 2009 for the Ngayu Project PRs. For 2012, Loncor has submitted AERs to PermitCo who will forward these documents to CAMI.

4.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1.	Topography and Elevation

Altitude within the Ngayu Project area ranges from 500m above mean sea level (amsl) to 730m amsl. The topography is made up of gently rolling hills and slightly incised valleys.

4.2.	Vegetation and Drainage

The vegetation is typical dense forest. The region is drained by the Ituri River. The major tributaries within the Ituri River basin in this region include the Neopoko, Ngayu and Imbo rivers shown in Figure 3.

4.3.	Access to the Ngayu Project

Access to the Ngayu Project is by poorly maintained dirt tracks. These tracks converge towards a 760km well-maintained network of gravel roads that connect the towns of Kisangani, Nia-Nia and Butembo. The track between Bomili and Isiro is in extremely poor condition and only accessible by motor bike.

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The track between Nia -Nia, Wamba and Isiro is also in poor condition, but upgrade plans by the local authorities are in place. Kisangani has a tarred air strip and regularly receives flights from Kinshasa. There is a grass airstrip at Nia Nia and Isiro also has a gravel air strip and receives flights from Kisangani. There is a railway running through the town of Isiro, but this is no longer in service.

4.4.	Population Centers and Mode of Transport

Towns located around the Ngayu Project include Bomili and Yindi within the project area, Nia-Nia, Wamba, Isiro and Kisangani outside the project boundaries (see Figure 3). The mode of transport on the poor quality dirt roads in and around the project area is either motorbike or foot but on the better quality gravel roads, trucks, buses and utility vehicles operate. The area can be accessed by means of a helicopter. Although no designated landing strips are available, there are flat-lying areas suitable for a helicopter landing.

Loncor has erected exploration camps in the Ngayu project in the vicinity of the Yindi and Makapela prospects. The Yindi camp is a self-sustaining camp, with its own power, water and road infrastructure. Potable water is sourced from the Ngayu river and filtered on site.

Supplies are flown in from various developed towns. The camp consists of an office, tents sheltered by corrugated iron, a dining hall, core shed, a clinic and a helicopter pad and yard. The Makapela camp was recently constructed and consists of tented accommodation, offices and kitchen facilities. Power is supplied by a diesel generator at both the Yindi and the Makapela camps.

4.5.	Climate and Length of Operating Season

The climate in the eastern DRC is tropical. It is hot and humid in the equatorial river basin and cooler and wetter in the eastern highlands. The wet season takes place in April to October and the dry season from December to February north of the equator.

South of the equator the wet season is from November to March and the dry season (April to October). The climate facilitates exploration and mining activities all year round. Exploration is more challenging during the wet season, as roads become muddy and slippery, pits are rapidly filled by water and field mapping is more difficult.

4.6.	Land Capability and Availability of Resources

The land around the Ngayu Project is mainly equatorial rain forest, with very tall trees and grass. A few small villages exist around the project area. A few wild animals exist in and around the area but most have been hunted out by the local population. Natural water sources are abundant as highlighted in previous sections. Groundwater potential has not been investigated. No electricity is available in the area except in the Yindi camp. The closest hydro-electric power station is situated near Kisangani. The towns of Yindi, Bomili, Wamba and Nia-Nia are potential sources of a workforce.

5.	HISTORY

5.1.	Historical Ownership

Gold was first prospected for in the Ngayu region by Belgian prospectors in 1909. The Societe Internationale Forestiere et Miniere du Congo (FORMINIERE) obtained exploration rights in the area and had evaluated the most important prospects by 1925.

FORMINIERE then obtained exploitation rights for its subsidiary company, La Societe Miniere de la Tele. No further information about the two companies was available beyond what is stated above. The Ngayu Project was owned by Société Minière de l’Aruwimi – Ituri and was exploited between 1929 and 1955. No further information regarding the activities of Société Minière de l’Aruwimi – Ituri was provided to Venmyn. No further information on historical ownership of the project is available.

5.2.	Historical Exploration

The details of historical exploration for the Ngayu Project are poorly recorded and at best sketchy. It is understood that FORMINIERE conducted exploration before 1925 and Société Minière de l’Aruwimi – Ituri conducted some exploration and mining between the years 1929 and 1955. The records for exploration and production are not available.

The database of the Central African Museum of Tervueren notes 13 occurrences of gold in the Ngayu greenstone belt, six of which are hosted within the Ngayu Project area as shown in Figure 5. It is common knowledge amongst prospectors of the northeastern DRC that BIF is indicative of gold mineralization, but it is unclear where the ideology originates.

5.3.	Historical Mineral Resources and Mineral Reserves Estimation

No compliant historical Mineral Resource statement has been prepared but for the sake of completeness, some previous gold estimates are presented for information only in Table 4 below:-

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Table 4: Historical Gold Estimate Indications for the Ngayu Greenstone Belt

OCCURRENCE
NAME	GOLD ESTIMATE INDICATION
Kekinda	NA
Marekessa	Reported Grade of veins: 4.3-35g/t.
Mambati	NA
Natge	NA (veins with visible gold reported).
Imva	NA, reported grades of veins: 1.5-17.5g/t.
Mokepa	NA
Adumbi	NA
Kitenge	Mined. Residual resources unknown.
Anguluku	NA. Some eluvials may still be exploitable. Veins are 5-30cm thick, with grades between 10 and 20g/t. The veins are sub-parallel to the foliation but cut across the stratigraphy at the fold hinges.
Babeyru	Residual resources unknown. Alluvial and eluvial deposits exploited and quartz veins explored.
Yindi	17.5t Au in veins and itabirites. Each 10m thick BIF contains 180kt ore at an estimated 2g/t. (BRGM estimate). Grade: veins - 300g/t Au and itabirites - 0.1-10g/t Au.
Mboro	NA
Yambenda	NA

Source: Central African Tervueren Museum Database.

Note: Highlighted deposits occur within the Ngayu Project.

5.4.	Historical Mineral Production

The Terveuren database recorded historical gold production for some of the deposits occurring within the Ngayu greenstone belt as listed in Table 5. It is evident that mostly alluvial deposits were exploited, perhaps due to the ease of mining and due to the fact that it was mostly mined on a small scale.

Table 5: Historical Gold Production in the Ngayu Greenstone Belt

OCCURRENCE	ALLUVIAL GOLD	PRIMARY GOLD
NAME	PRODUCTION (kg)	PRODUCTION (kg)
Kekinda	NA	NA
Marekessa	985	NA
Mambati	NA	NA
Natge	1,027	NA
Imva	1,304	NA
Mokepa	999	NA
Adumbi	NA	NA
Kitenge	59	2,249
Anguluku	NA	177
Babeyru	2,953	NA
Yindi	652	1,407
Mboro	1,434	NA
Yambenda	865	NA

Source: Central African Tervueren Museum Database.

Note: Highlighted deposits occur within the Ngayu Project

6.	GEOLOGICAL SETTING AND MINERALIZATION

6.1.	Regional Geology

Most of the Orientale Province is underlain by an Archaean Basement, called the Upper-Congo Granitoid Complex or Bomu Craton, formerly known as the Upper-Zaïre Granitoid Massif as shown in Figure 4. This basement is covered by Lower and Upper Kibalian rocks, NeoArchaean in age that consists of volcano-sedimentary formations with intercalations of quartzites and itabirites. The Kibalian rocks have been metamorphosed to greenschist facies and in the project area constitutes the greenstone belt. The Neoproterozoic Lindian Supergroup occurs to the south of the area and consists of a sedimentary sequence with a thickness of more than 2,500m. The rock types in the sequence are mainly arkoses, sandstones, quartzites, shales and conglomerates.

6.1.1.	Upper Congo Granitoid Complex (Upper Zaire Granitoid Massif)

The Upper Congo Granitoid Complex constitutes, together with associated metasediments and volcanics, the western part of the Nyanza-Kibali granite-greenstone terrain, which extends from northern Tanzania into Central African Republic.

The greenstone terrain is hosted within the Kibalian series, which outcrops in numerous zones surrounded by granitoids, the most important (i.e. Moto, Kilo, Mambasa, Ngayu and Isiro) are more than 100km in strike length. They can be distinguished both by their shape and their lithological composition.

Some of these zones constitute narrow belts (less than 10km wide, 30-60km in length) made up of units which are isoclinally folded along subvertical axial planes and sub-horizontal fold axes. Others are more or less isometric and show a synclinorial tectonic style. The former possesses a metavolcanic/metasediment volumetric ratio (v/s) of about 1 that of the latter exceeds three (up to 10).

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An Upper Kibalian (v/s about 1) overlies a Lower Kibalian (v/s high) in the zones of Moto and Ngayu. Extrapolating this relationship to other zones it can be concluded that two generations of greenstones exist, the one forming narrow bands, rich in sedimentary rocks, belonging to the younger of the two generations. This distinction is also supported by geochronology.

The Lower Kibalian of Ngayu and Moto is intruded by 2.8Ga old tonalities and the Upper Kibalian by 2.45Ga old granites. Most volcanics of the Lower Kibalian are akin to oceanic tholeiites while those from the upper division contain distinct andesitic members together with less typical tholeiites.

Nowhere has the Lower Kibalian series been observed to be associated with high-grade gneissic rocks likely to represent their basement. The upper Kiablian series, on the other hand, is typically associated both with the tonalite-Lower Kibalian association and with gneissic series (i.e. the West-Nile gneissic Complex) suggesting a different geodynamic setting for the two series.

The Ruwenzori tectonic episode (ca. 2Ga old) strongly affected the southern flank of the Upper Congo Granitoid Complex, which resulted in the formation of shear belts cutting through the Kibalian zones, and in the cataclasis of the associated granitoids.

In the region bodering the Western Rift, NNE-SSW trending shear belts, ca. 950Ma old, strongly reactivated parts of the West-Nile gneissic Complex. Parallel trending belts cutting through the Kibalian zone of Kilo are probably linked to the same event. The tectonic episodes of ca. 790Ma and 700Ma affected the northern flank of the Upper Congo Granitoid Complex and consequently the Kibalian zone of Moto. By reactivating the late-Archaean suture between the West-Nile Complex and the Congo Granitoid Complex, these episodes contributed to the present shape of the Moto zone.

6.2.	Local Geology

The Ngayu Project is located in a Precambrian greenstone belt enclosing folded and fractured volcano-sedimentary series and BIF as shown in Figure 5. In the project area, both the Upper and Lower Kibalian Groups are present. The Lower Kibalian is represented by the orthogneiss complex, which is a sequence of metamorphosed granites and gneiss intruded by diorites. The Upper Kibalian represents the greenstone belt made up of metasediments and metavolcanics of greenschist facies.

The Kibalian Supergroup is overlain by the early Proterozoic Lindian Supergroup, which is composed of the Penge Formation (arkoses, conglomerates and quartzites), Lenda Formation (carbonaceous sediments), Asoso Formation (intercalated schists and quartzite), Avakubi Formation (sandstones, arkoses and conglomerates), Mamungi-Kole Formation (schists, with lenses of sandstone and dolomite) and Galamboge Formation (quartzite, sandstone and arkose). World class examples of gold deposits in similar geological setting to the Ngayu Project include Kilo-Moto and Geita in Tanzania. Fractured zones marked by quartz veins cross-cutting the Kibalian (including the BIF) throughout the prospect are first targets. Also of interest are fractured contact zones including cataclastic breccias between the Kibalian series and the Lindian cover deposits.

6.3.	Property Geology

The Ngayu Project consists of three main Pre-cambrian lithological units, namely basement granite, metamorphic and sedimentary units. The granite-gneiss sequence forms the basement in the project area. The Upper-Congo granitoid complex, composed of undifferentiated Kibalian and pre-Kibalian rocks, occupies a zone in the eastern-central and in the northwestern part of the concession. Different rock types can be distinguished in the area, namely, granitoids with porphorytic texture; diorites, orthogneisses, and magmatic and anatectic rocks.

The metamorphic Kibalian rocks overlying the basement, are composed of paragneissic Lower Kibalian, not identified in the project area, and of Upper Kibalian occupying the northeastern border of the concession with scattered outcrops. The greenschist facies, consists of a pelitic-psammitic series with intercalations of quartzites, itabirites, para-amphibolites, metavolcanics and accessory carbonate rocks. Towards the base, quartzophyllades, micaschists and gneisses can be found. The granitic and metamorphic rocks may also be intruded by pegmatites, aplites, undifferentiated amphibolites, mafic rocks, diorites and quartz diorites as well as quartz veins and quartz veins with tourmaline.

The overlying sedimentary Lindian Supergroup is found to the southwestern part of the concession. It is composed of the Ituri Group (Penge, Lenda, Asoso Formations) and the lower part of the Lokoma Group (Avakubi Formation). The sedimentary units in the project area comprise mainly clastic sediments. Different faults cross-cut the three lithological units. Several folds have been observed in the field but no detailed structural study of this region is available. A detailed geological map has been compiled for the Makapela prospect and is presented in Figure 6. The geology consists of BIF and basalt comprising the volcano-sedimentary package which has been intruded into by co-magmatic dolerite and quartz feldspar porphyry with a quartz-dioritic to tonalitic composition. Quartz veining occurs in all lithologies. The gold mineralization is hosted within the BIF and quartz vein lithologies. Three distinct orebodies have been identified, namely Reef 1, Reef 2 and Reef 3, as shown in Figure 6.

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VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project
FIGURE 05

THE LOCAL GEOLOGY OF THE NGAYU PROJECT

GREENSTONE BELTS IN THE LONCOR PROJECT AREAS

UGANDA
NGAYU PROJECT
DRC
MANGUREDJIPA PROJECT
RWANDA
BURUNDI
0
125km
Scale
Greenstone Belts

Source: Geological Atlas of Africa

GEOLOGY OF THE NGAYU PROJECT AREA

Makapela
Itali
Matete
Mondarabe
Nagasa
Mboro
Adumbi
Kitenge
Anguluku
Yindi
2°00'N
1°45'N
1°30'N
0
Scale
10km
27°15'E
27°30'E
27°45'E

LEGEND

PRECAMBRIAN

Era	Supergroup	Group	Formation
Paleozoic			Lukuga Formation
	Lindian Supergroup	Lokoma Group	Galambage Formation
			Mamungi-Kole Formation
			Avakubi Formation
		Ituri Group	Asoso Formation
			Lenda Formation
			Penge Formation
	Kibalian Supergroup	Upper Kibalian	Archaen Greenstone
		Lower Kibalian	Orthogneiss Complex

- Known Primary Gold Deposit/Prospect
- BIF
- Dolerite Dykes
- Kilo Goldmines PEs
- Loncor PRs for gold (pre - Feb 2012)
- Other PRs

D1194M Loncor 2012

11

VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project
FIGURE 06

GEOLOGY OF THE NGAYU PROJECT AREA
Makapela
Itali
Matete
Mondarabe
Nagasa
Mboro
Adumbi
Kitenge
Anguluku
Yindi
0
Scale
10km
2°00'N
1°45'N
1°30'N
27°15'E
27°30'E
27°45'E

551600
551800
552000
552200
552400
218400
218200
218000
217800
217600
217400
N
NMDD017
NMDD035
NMDD013
NMDD015
NMDD060
NMDD052
NMDD055
NMDD019
NMDD031
NMDD012
NMDD002
NMDD005
NMDD062
NMDD040
NMDD046
NMDD050
NMDD020
NMDD032
North Pit
NMDD010
NMDD011
NMDD058
NMDD037
NMDD033
Reef 2
NMDD034
NMDD008
NMDD009
NMDD039
NMDD045
NMDD059
NMDD053
NMDD056
NMDD021A
Main Pit
NMDD001
NMDD007
NMDD021
NMDD024
NMDD027
NMDD054
NMDD049
NMDD051
NMDD014
NMDD016
Reef 1
NMDD018
0
Scale
100Km
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphyry (QFP)
Basalt (BV)

D1194M Loncor 2012

12

6.4.	Location of Mineralised Zones and Mining Infrastructure

The locations of previously identified gold occurrences within the Ngayu Project are shown in Figure 5. Some of the gold deposits that have been identified within the Ngayu Project were observed during the site visit and included Makapela, Marekessa, Mambati, Imva, Bayberu, Itali and Yindi. The majority of these deposits are located close to the contact of BIF with the greenstone belts. Historically, only two deposits were exploited on a large-scale by previous owners, namely Yindi and Adumbi. Adumbi falls out of the project area. Remnant mining infrastructure from previous operations at Yindi include the old laboratory, plant and camp but are derelict. Makapela is currently the priority mineralised target for Loncor. It was discovered by the Loncor team through a large artasinal pit in the northern section of the property.

6.5.	Mineralization

The mineralization within the Ngayu Project has not been entirely defined as yet, but previous experts have contributed substantially to the understanding of the ore types and mineralization styles within the project and the greater Ngayu greenstone belt. These are described in the sub-sections that follow. The mineralization styles for every deposit hosted within the Ngayu greenstone belt are listed in Table 6. It is apparent from this table that the dominant gold mineralization types in the Ngayu Project are alluvial, eluvial and quartz veins, and that all the deposits that have been mined economically in the past contain quartz veins.

Table 6: Deposits and Mineralization Styles in the Ngayu Greenstone Belt

OCCURRENCE
NAME	MINERALIZATION STYLE
Kekinda	Detrital
Marekessa	Alluvial, eluvial and quartz veins.
Mambati	Alluvial
Natge	Alluvial, eluvial and quartz veins.
Imva	Alluvial, eluvial and quartz veins.
Mokepa	Alluvial
Adumbi	Alluvial, eluvial and quartz veins.
Kitenge	Alluvial, eluvial and 57 quartz veins (schlieren).
Anguluku	Alluvial, eluvial and quartz veins.
Babeyru	Alluvial, eluvial and quartz veins. Association with galena and sphalerite.
Yindi	Alluvial, eluvial and quartz veins. Association with galena and sphalerite.
Mboro	Detrital and quartz veins. Association with galena and sphalerite.
Yambenda	Alluvial, eluvial and quartz veins. Association with galena and sphalerite.

Source: Central African Tervueren Museum Database.

Note: Highlighted deposits occur within the Ngayu Project

6.5.1.	Eluvial Deposits

In the Ngayu greenstone belt, most of the eluvial production has been obtained from rocks softened by weathering by the method of hydraulic mining. Altered rocks, enriched through supergene processes have been mined profitably at Subani (north of Moto greenstone belt) notwithstanding their low grade.

6.5.2.	Vein Deposits

Vein deposits have been mined from two sectors within the Ngayu belt, namely Yindi-Angukuluku and Kitenge-Adumbi. At Yindi, 1,400kg of gold was reportedly recovered from a series of veins in which more than 1,400 veins have been recorded, but only 20 contained economic mineralization. Their thickness was less than 1m and their gold content varied between 1 and 344g/t with an average of 3.6g/t. Only 70% of the gold was recoverable, sulphides being generally present.

The vein field of Yindi is within a sequence of metasediments, metatuffs and BIF. Veins and veinlets in Yindi appear to be parallel to bedding. No outcrop of granitoid rock is known in this sector. The length of the veins may be extensive (up to 1,300m in places) and their thickness varies between 0 and 200cm. This type of mineralization is also found in Makapela, where mineralization is confined within quartz veins hosted in basalt and BIF. Country rocks are sporadically mineralised from 5cm to 20cm from the vein with a grade similar to that of the vein. The entire vein field measured 400m x 1,200m. The overall structure of the field and its relation with the country rock shows best at Angukuluku where a small but similar vein field has given 170kg of gold in the past. The bedding, marked by ferruginous grits (BIF), is cut at the fold-hinges indicating that the veins are emplaced parallel to the regional foliation.

The Kitenge-Adumbi group of mines are situated near the northern edge of the Kibalian zone, not far from its contact with the granitoid envelope. This group belongs to a NW-SE lineament running close, and parallel to, a tightly folded belt of epimetamorphic volcanics and sediments. A swarm of parallel quartz veins gives rise to the Kitenge and Adumbi inselbergs. Some 20 veins have been worked in this area, with two of them responsible for most of the 5t gold produced by the two mines. The veins vary in thickness and are orientated in an en echelon manner, slightly oblique to the elongation of the hills. Gold content was apparently constant around 10g/t.

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Makapela consists of three mineralised zones which have been named Reef 1, Reef 2 and Reef 3. Reef 1 is steeply dipping (regional average 86°), massive quartz veins in basalt, which cross-cut the stratigraphy. Reefs 2 and 3 are associated with highly sheared and altered BIF. Gold is present at micro and macro scale, the visible gold reportedly making up the majority of gold mined by artisanal miners.

6.5.3.	Disseminated and Stratabound Deposits

Disseminated deposits in the project area, excluding the Ngayu area, are hosted within sericite-chlorite-ankerite schists with quartz and albite, and with hardly recognizable volcano-intrusive features. Among the most mafic types, the series shows some volcanic agglomerates and pillowed lavas, while more acide types are represented by andesites and dacites.

Sedimentary rock types are represented by quartzites, quartz-carbonate (Fe, Mg)-rocks and itabirites. The lithostratigraphic marker is a basaltic rock metamorphosed to a calcified chloritoschist, commonly referred to as Gorumbwa. No granitoids have been recorded in the vicinity of the mineralised area. A common characteristic of disseminated deposits is the lack of quartz veins as exclusive ore bodies (i.e. when present, they are not the only orebodies).

The stratabound character of the mineralization was apparent at Yindi, where some 200kg of gold were extracted from ferruginous quartzites, at a grade of 2g/t. Disseminated sulphide associated gold mineralization occurs within the BIF and adjacent metatuffs and metapelites. Similar styles of mineralization are expected at Anguluku and the Imva Fold. Greenschists containing about 2g/t have been mined at Adumbi and Angukuluku on the flank of the hills, but the enrichment appears to have been supergene. Reefs 2 and 3 of Makapela are associated with BIF but the gold occurs in a pyritic quartz-sulphide assemblage which has completely replaced the highly sheared BIF. The BIF occurs with quartz veins and quartz-feldspar porphyries.

7.	DEPOSIT TYPES

It is well known amongst prospectors in the northeastern DRC that gold is often associated with BIF, and this is supported by occurrences in other parts of the world, for example the multi-million ounce gold deposit at Geita in Tanzania. Four different types of gold deposits are encountered in the Ngayu greenstone belt, namely placer, eluvial, vein and disseminated (stratabound) deposits.Placer deposits result from weathering of greenstone belts and transportation of gold mineralization away from the source by gravity or streams. Placer deposits are often located within short distances of their primary deposit.

The exceptional thickness of the alteration cover resulting from the equatorial climatic conditions has resulted in the formation of eluvial gold deposits in the area, where greenstone belts have weathered to liberate gold mineralization which later concentrated in the thick eluvial cover. The majority of the primary gold produced in northeastern DRC is hosted in quartz veins. In the Kilo zone, deposits of this type are located along four belts, three of which are subparallel with an ENE-WSW strike, the fourth trends NS. The veins that trend ENE-WSW are seldom more than 2m thick, they are subvertical and nearly concordant with the foliation of the country rocks.

In regions where the lithology has undergone more than one transpression event, quartz accumulated in the fold hinges to form saddle reefs. Disseminated or stratabound deposits are situated near an itabitritic horizon a few tens of meters thick, and belong to a volcano-sedimentary series of great extent. The common characteristic of these deposits is the lack of quartz veins as exclusive ore bodies (i.e. when present), they are not the only gold-carrier.

8.	EXPLORATION

Exploration by Loncor commenced in late 2009 and initially included desktop research, primarily utilising data from the Royal Museum for Central Africa in Terveuren, Belgium and preliminary interpretation of airborne geophysical data, acquired by Rio Tinto in 2007, and a three day reconnaissance site visit in December 2009.

A base camp was established on the property in March 2010, and exploration has continued uninterrupted since then. The work to date has involved two phases run in parallel:-

•	focussed exploration on three early-defined targets:

•	(a) the Yindi prospect, the site of alluvial and bedrock mining in colonial times,

•	(b) the Makapela prospect, where intensive artisanal activity commenced in 2005, and which was located during the December 2009 reconnaissance visit, and

•	(c) the Itali prospect, where old colonial prospects are currently being developed by artisanal miners. Diamond drilling has been carried out on all three of these prospects; and

•	regional exploration with the objective of identifying additional target areas for detailed follow up. This was mainly achieved through a property-wide Bulk Leach Extractable Gold (BLEG) survey and detailed analysis of the geophysical data. This work was carried out in conjunction with Newmont, with whom Loncor has a Technical Services Agreement.

Anguluku and the Imva Fold will be the focus of exploration in 2012.

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8.1.	Desktop Research

The Tervuren database provided information regarding areas of historical mining and prospecting, past-production estimates and limited data on local geology and mineralization styles. Table 7 summarises the information acquired on the main historical prospects. Information regarding historical production, gold estimate indications and mineralization style was extracted from the database.

Table 7: Deposit Information from the Terveuren Database

		ALLUVIAL GOLD	PRIMARY GOLD
OCCURRENCE		PRODUCTION	PRODUCTION	MINERALIZATION
NAME	GOLD ESTIMATE INDICATION	(kg)	(kg)	STYLE

Marekessa	Reported Grade of veins: 4.3-35g/t	985	NA	Alluvial, eluvial and quartz veins.
Mambati	NA	NA	NA	Alluvial
Imva	NA, reported grades of veins: 1.5-17.5g/t	1,304	NA	Alluvial, eluvial and quartz
				veins.
Mokepa	NA	999	NA	Alluvial
Kitenge	Mined. Residual resources unknown.	59	2,249	Alluvial, eluvial and 57 quartz veins (schlieren).
Anguluku	NA. Some eluvials may still be exploitable. Veins are 5-30cm thick, with grades between 10 and 20g/t. The veins are sub-parallel to the veins. foliation but cut across the stratigraphy at the fold hinges.	NA	177	Alluvial, eluvial and quartz
Babeyru	Residual resources unknown. Alluvial and eluvial deposits exploited and quartz veins explored.	2,953	NA	Alluvial, eluvial and quartz veins. Association with galena and sphalerite.
Yindi	17.5t Au in veins and itabirites. Each 10m thick BIF contains 180kt ore at an estimated 2g/t. (BRGM estimate). Grade: veins - 300g/t Au and itabirites - 0.1-10g/t Au.	652	1,407	Alluvial, eluvial and quartz veins. Association with galena and sphalerite.

Source: Central African Tervueren Museum Database.

8.2.	Geophysical Interpretation

An airborne magnetic and radiometric survey was flown over a large portion of the Ngayu Project area by New Resolution Geophysics in July and August 2008. The survey parameters are shown in Table 8. All the greenstone terrain covered by Loncor’s properties was included, with only the areas to the northeast and southwest, which are underlain by granitoids and Lindian cover respectively, excluded from the survey.

Table 8: Airborne Magnetic and Radiometric Survey Parameters

AIRBORNE MAGNETIC AND RADIOMETRIC SURVEY PARAMETERS
Total Line Distance (km)	8,680
Line Spacing (m)	200
Tie-line Spacing (m)	2,000
Line Direction	0°
Tie-line Direction	90°
Average Sensor Terrain Clearance (m)	32

8.2.1.	Digital Terrain Model (DTM)

The DTM, illustrated in Figure 7, shows a gently rolling relief over most of the property with higher ground tending to form strike-parallel ridges coincident with the more resistant BIF units, particularly to the northeast of the area. The relatively low lying terrain in the southwest is underlain by the Lindian lithologies.

8.2.2.	Radiometric Survey and Aeromagnetic Survey

Radiometric surveys measure the spatial distribution of three radioactive elements; namely Potassium (K), Thorium (Th) and Uranium (U), in the top 30-45km of the earth’s crust. Measuring the abundance of these elements gives an indication of the content of these elements in the bedrock. The typical contents of these elements in various rock types are known, thereby providing a tool for postulating the type of source rock.

The results of the radiometric survey are presented in Figure 8. This figure shows a ternary image of the combined K, U and Th data. The radiometric data have proved highly effective in mapping the major geological units in the area, and have been incorporated into the integrated geophysical interpretation described in more detail below. Geological units which are clearly defined include mafic volcanics, granitoid basement and intrusive, and Lindian sediments and recent alluvium.

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8.2.3.	Aeromagnetic Survey

An example of one of the many aeromagnetic images generated for the Ngayu area is presented in Figure 9, and shows the analytical signal of the magnetics. Of prominence in this image is the high magnetic intensity BIF, which is an important chemical and structural host for gold mineralization, as discussed in previous sections of this report.

All airborne geophysical data have been analysed in detail by specialist geophysicists employed by Newmont in Perth, Australia. The objectives of the interpretation were to prepare a map showing the distribution and structural relationships of the different lithologies in the project area, and to identify and prioritise target areas for gold mineralization. Figure 10 shows the results of the Newmont interpretation. Four areas have been prioritised as being lithologically and structurally favourable for gold mineralization, and are as follows:-

•	the Imva Fold Area, where the BIF has been deformed into a tight regional fold, with strike-parallel faults (probably thrusts) and quartz-diorite intrusives in the fold hinge and on the flanks;

•	an early-formed, north-south trending structural corridor, in the Makapela-Itali area, with dioritic intrusives;

•	the Anguluku area where BIF is interpreted to have been thrust against a basement high, at the intersection with the NW-SE trending Yindi structure; and

•	the northeast of the project area, along strike from the old Adumbi mine, in an area where folded BIF with strike-parallel faulting, is cut by a major north-south structure.

8.3.	BLEG Sampling

BLEG sampling is a stream sediment sampling technique employed by Newmont worldwide in their regional gold exploration programmes. It provides a relatively fast and reliable way of assessing large tracts of land, and has been particularly effective in defining targets within the Ngayu area. The sampling methodology and analytical techniques are proprietary to Newmont, and as such, cannot be detailed in this report. Following successful orientation surveys in the Yindi and Makapela areas in 2010, in which 32 samples were collected, three phases of BLEG sampling were carried out as follows:-

•	phase 1, carried out in March 2011, in which 418 samples were taken over the whole concession area, at an average sampling density of one sample per 10km2;

•	phase 2 was completed in September 2011, with the objective of more closely defining the anomalies outlined in Phase 1. A total of 192 samples were collected representing an average sampling density of one sample per 4km2; and

•	phase 3 was implemented in November 2011 in order to further delineate the sources of gold anomalism in selected target areas. A total of 129 samples were collected, but results are still awaited.

•	The results for Phases 1 and 2 are shown in Figure 11. Six high priority (H1-H6), seven medium priority (M1-M7) and four lower priority targets (L1-L4) have been defined based on the BLEG data and the geophysical interpretation. The rationale for selecting these targets is as follows:-

•	targets H1, H2, H3 and M1 in Imva Fold Area: BIF occurs on the limbs of an WSW-ENE trending fold over a strike length of 25km. More complex zones of folding locally occur on the limbs of this regional structure, which together with the presence of strike-parallel faulting, form structurally favourable sites for gold mineralization. Clusters of strong BLEG anomalies of up to 1,136 ppb Au are present (compared with background values of <3ppb Au for the general area);

•	targets H4 and M2 (Makapela Area): The BLEG data indicate the presence of gold mineralization to the east and west of the Makapela prospect, in catchment areas independent of the Makapela mineralization. Both targets are interpreted to be underlain by the basalt-dominated package with thin BIF units, which host the Makapela mineralization. The Makapela area (and the eastern part of the Imva Fold) are transgressed by a north-south structural corridor which appears to be an early feature that has been the focus of granodioritic intrusives, and which probably also introduced mineralizing fluids;the east and west of the Makapela prospect, in catchment areas independent of the Makapela mineralization. Both targets are interpreted to be underlain by the basalt-dominated package with thin BIF units, which host the Makapela mineralization. The Makapela area (and the eastern part of the Imva Fold) are transgressed by a north-south structural corridor which appears to be an early feature that has been the focus of granodioritic intrusives, and which probably also introduced mineralizing fluids;

•	targets H5, M3 and M4 (Bole Bole Area): These areas of anomalous BLEG lie within a sequence of metasediments, tuffs and interbedded BIF, in a structurally favourable zone where the regional strike of the greenstone belt changes from NW-SE to NE-SW;

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•	target H6 (Anguluku Area): The area of anomalous BLEG data is underlain by BIF, and lies at the intersection of the NW-SE trending Yindi structure and E-W, strike-parallel faults. The latter are possibly thrusts which formed due to compression of the Anguluku lithological sequence against a basement dome immediately to the north. The BLEG data suggest that mineralization may have a greater strike extent than the 3km indicated by artisanal mining in the area;

•	targets M5, M6 and L1 (Adumbi Trend): The BLEG data in anomaly M6 suggest that the BIF-associated mineralization at Adumbi may extend onto Loncor’s property. Targets M5 and L1 are located 15km and 30km respectively along strike and may represent a NW extension of the Adumbi trend;

•	target L3 includes the Yindi mineralization. However, the southeastern anomalous catchment has not yet been investigated, and will be followed up probably by extending the soil grid; and

•	targets L2 and L4 are relatively small and isolated BLEG anomalies. They will be confirmed by additional BLEG sampling before decisions on follow-up work are made.

Field duplicates were taken at a frequency of one in twenty samples and the results rigorously assessed by Newmont’s senior geochemists in Perth. It was concluded that the quality of the sampling was excellent, and that the results of the survey are reliable. Analytical duplicates and blanks were also included as part of Newmont’s internal quality control procedures. Groundwork aimed at defining drilling sites within the above target areas commenced in January 2012. This will entail soil sampling (initially on lines 320m apart, with in-fill to 160m and 80m where warranted), geological mapping and rock chip sampling, regolith mapping (utilizing remote sensing techniques and Newmont’s in-house expertise), and trenching and/or mechanical augering of soil anomalies. In addition, the programme provides for geophysical surveys to more closely define the location of potentially mineralized zones.

8.4.	Soil Sampling

Soil sampling grids have been established at the Yindi, Makapela and Itali prospects, and regional soil sampling traverses have been carried out over the Imva Fold Area. A total of 10,495 soil samples have been collected at Ngayu to date as shown in Table 9.

Table 9: Exploration Summary for Ngayu Project

	EXPLORATION TYPE						NO. OF SAMPLES
	GRIDDING	TRENCHING	ADIT MAPPING	OTHER CHANNELS				ADIT	TRENCH	OTHER
YEAR	(km)	(m)	(m)	(m)	STREAM	SOIL	ROCK	CHANNEL	CHANNEL	CHANNEL
2010	219	962	324	680	32	5,562	363	345	1,024	738
2011	149	19	15	82	739	4,365	284	22	16	144
2012	21	3	0	114	0	568	65	0	3	174
TOTAL	389	984	339	876	771	10,495	712	367	1,043	1,056

8.4.1.	The Yindi Grid

The Yindi grid in Figure 12 covers an area of 12.6km2 and was initially sampled at a line spacing of 160m, and samples taken at 40m intervals along the lines. Infill lines at 80m spacing were subsequently sampled in anomalous areas. A total of 2,362 samples were collected and analysed for gold.

The results show a well-defined, strike-parallel anomaly defined over an area of 3 x 0.75km using the 50ppb Au contour, and 1.2 x 0.3km using the 200ppb contour. Together with the results of rock chip sampling and channel sampling, the soil data were used to plan auger drilling and diamond drilling programmes, as detailed in Section 9.

8.4.2.	The Makapela Grid

The Makapela grid in Figure 13 covers an area of 21.3km2 and was initially sampled on 160 x 40m spacing, with infill sampling on 80m lines in anomalous areas. A total of 4,103 samples were analysed for gold.

Values above 200ppb Au occur over a strike of 3km from the area of the Main pit to north of Sele Sele (Figure 13). A separate anomaly occurs in the Bamako area, with a strike of approximately 2km. Together with rock chip and channel sampling, the soil anomaly has been used to plan auger and diamond drilling as detailed below.

8.4.3.	The Itali Grid

The Itali grid is 2 x 1km in extent, and was sampled on 160 x 40m spacing. A total of 396 samples were analysed for gold. As shown in Figure 14. The +200ppb Au anomaly has a strike of about 1km, and is coincident with an east-west trending zone of colonial and artisanal workings.

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VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project
FIGURE 13

MAKAPELA SOIL SAMPLING RESULTS

Makapela Grid
Nebulu Workings
Itali Grid
Visa Workings
Anguluku Prospect
Yindi Grid
LEGEND
Primary Au Occurences
Makapela, Yindi & Itali Grid
Ngayu Prospects
Ngagu Concession
0 Scale 20km
500000
520000
550000
575000
600000
150000
175000
200000
225000
250000
552000
553000
220000
219000
218000
217000
216000
550000
551000
4.50m @ 8.49 g/t
4.50m @ 8.49 g/t
Sele Sele pit
15.6
17.4
NMDD003 (10.86m @ 5.14 g/t)
NMDD004 (22.43m @ 2.88 g/t)
NMDD023 (37.11m @ 5.35 g/t)
5.74m @ 5.20 g/t
2.24
North pit
12.1
NMDD002 (6.76m @ 7.01 g/t)
NMDD005 (7.19m @ 64.0 g/t)
NMDD055 (5.46m @ 13.29 g/t)
4.20m @ 11.60 g/t
3.05m @ 33.40 g/t
140.0
Main pit
NMDD001 (4.08m @ 15.20 g/t)
NMDD014 (3.47m @ 24.94 g/t)
NMDD056 (2.84m @ 22.98 g/t)
10.3
68.7
1.51
1.61
Bamako pit
2.82
4.60m @ 11.42 g/t
LEGEND
Grab sample > 1.0 g/t Au
> 100 ppb Au in soil
> 50 ppb Au in soil
Artisanal Working
18.8
0 Scale 1000m
4.60m @ 11.42 g/t
Channel Intersection
7.19m @ 64 g/t
Drillhole Intersection

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8.4.4.	The Imva Fold Area

In order to obtain a preliminary assessment of the geology and soil geochemistry of the Imva Fold Area to complement the regional BLEG sampling, a series of 1.6km-spaced soil traverses was completed as shown in Figure 15 and a total of 116 line km were sampled at 40m intervals representing 2,906 samples. Three areas of anomalous soil values were identified, which are coincident with BLEG anomalies.

Systematic detailed work commenced in these areas in January 2012, with the objective of defining drilling targets by the middle of the year. A total of 568 samples have been collected to date in 2012 on 320m spaced lines.

8.5.	Mapping

Mapping and systematic field reconnaissance for Ngayu commenced in March 2010 and is ongoing. Due to the forest cover and deep tropical weathering, natural exposures are generally poor and infrequent. Most of the mapping data has been obtained from old workings and artisanal mining sites. Loncor uses standard logging forms to record lithological information (rock name, colour, fabric, grain size, oxidation and hydrothermal alteration) and structural information (strike and dips of planar structures and direction and plunge of linear features).

Mapping is systematically carried out along all soil sampling lines at a scale of 1:5,000, and this information is combined with subsequent auger drilling and diamond drilling data to provide prospect-scale geological maps for Yindi, Makapela and Itali.

8.6.	Rock Chip Sampling

Rock chip samples are routinely taken for gold analysis during geological mapping, with a focus on samples showing evidence of hydrothermal alteration. The assay data are used in conjunction with soil sampling results when prioritising areas for follow-up trenching, augering and diamond drilling. A total of 712 rock chip samples have been taken to date, both within the grid areas discussed in above and elsewhere on the property during reconnaissance mapping

8.7.	Channel Sampling

Channel sampling has been carried out in old adits (367 samples), trenches (1,043 samples) and colonial and artisanal open-pit workings (1,056 samples). Channel sampling enables the widths and average grades of mineralization to be calculated, and provides a more reliable assessment of the mineralization potential than rock chip sampling. Channel sampling was of particular importance at Makapela by confirming the potential for high grade quartz vein mineralization and guiding the preliminary diamond drilling programme as in Figure 18.

9.	DRILLING

9.1.	Diamond Drilling

9.1.1.	Yindi Prospect

Diamond drilling commenced at Yindi in September 2010, with the objective of following up soil and rock chip anomalies and testing the down-dip continuity of channel sampling intersections in old open pits and near-surface adits. A total of 18 drill holes with a length of 3,274m were completed over a strike of 1.1km, down to a maximum vertical depth of 160m, as shown in Figure 16.

The drilled rocks mainly comprise fine grained schists, which petrographic studies show were originally pellitic sediments and tuffs, now metamorphosed to lower greenschist facies. Several units of BIF up to about 15m in thickness are interlayered with the schists. The sequence has a consistent NW-SE strike and southwesterly dip of about 75°. Gold mineralization occurs both within the BIF and within the schist near the BIF contacts, and is associated with:-

•	pyritisation of magnetite bands in the BIF;

•	massive pyritisation of the BIF;

•	disseminated pyrite in the schist; and

•	quartz veining within both lithologies.

Typical cross sections are shown in Figure 17 and all significant mineralized intersections are shown in Figure 16. The better grades and widths occur in the central part, in drill holes NYDD001, NYDD003, NYDD004, NYDD005, NYDD007, NYDD008, NYDD012 and NYDD014. In these holes the mineralization associated with the main BIF horizon has an average width of 12.90m (10.96m true width) at an average grade of 2.20 g/t.

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VENMYN Independence you can trust
Loncor NI 43-101 - Ngayu Project
FIGURE 16

YINDI PROSPECT DRILLING AND GEOLOGY

2.10m @ 6.68 g/t
1.00m @ 3.75 g/t
1m @ 1.71 g/t
2.82m @ 1.08 g/t
3.25m @ 1.31 g/t
6.25m @ 0.70 g/t
0.40m @ 30.70 g/t
NYDD018
NYDD017
NYDD010
1m @ 1.36 g/t
Average for Yindi main
= 12.90m(10.96m True)
@ 2.20 g/t. 350m Strike
NYDD015
NYDD009
1.00m @ 0.82 g/t
8.00m @ 2.11 g/t
NYDD013
NYDD007
1.88m @ 0.89 g/t
6.28m @ 0.71 g/t
Golgota Workings
NYDD008
21.30m @ 3.31 g/t
NYDD012
8.10m @ 2.52
5.62m @ 1.61 g/t
NYDD005
24.04m @ 1.45 g/t
NYDD001
5.95m @ 2.73 g/t
NYDD003
7.90m @ 1.08 g/t
NYDD014
22.27m @ 2.26 g/t
NYDD016
12.10m @ 1.62 g/t
NYDD011
6.90m @ 1.30 g/t
N
174944
174744
174544
174344
574093
574293
574493
LEGEND
Drillhole Collars
Anomaly_100ppb_Au
Anomaly_50-100ppb_Au
Golgota Workings
Chlorite Schist
Quartz Vein
Talc Sericite Schist
Felsic Intrusive
Graphitic Schist
Banded Iron Formation

Source: DK World Atlas

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VENMYN Independence you can trust
Loncor NI 43-101 - Ngayu Project
FIGURE 18

MAKAPELA MAIN TO NORTH GEOLOGY AND DRILLING

551600
551800
552000
552200
552400
218400
218200
218000
217800
217600
217400
N
NMDD017
NMDD035
NMDD013
NMDD015
NMDD060
NMDD052
NMDD055
NMDD019
NMDD031
NMDD012
NMDD002
NMDD005
NMDD062
NMDD046
NMDD050
NMDD040
NMDD020
NMDD032
North Pit
NMDD010
NMDD011
NMDD058
Reef 2
NMDD037
NMDD033
NMDD034
NMDD008
NMDD009
NMDD039
NMDD045
NMDD059
NMDD053
NMDD056
NMDD021A
Main Pit
NMDD001
NMDD007
NMDD049
NMDD051
NMDD021
NMDD024
NMDD027
NMDD054
NMDD014
NMDD016
Reef 1
NMDD018
0 Scale 100m
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphry (QFP)
Basalt (BV)

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9.1.2.	Makapela Prospect

Exploration at Makapela is focusing on a quartz vein system within a sequence of basalts, thin units of banded iron formation, and dolerite sills. Porphyry dykes and sills of quartz-diorite to tonalitic composition are also present. The veins, or reefs, are being exploited by artisanal miners in three large pits (Main, North and Sele Sele) which are each between 170m and 290m in length, located along a strike of 2.2km. The soil geochemical results indicate that the mineralization continues between these three artisanal workings under a thick soil cover.

Loncor commenced diamond drilling at Makapela in November 2010 and by April 2012 had completed 58 drill holes on the main mineralised horizons with four rigs. The diamond drilling database is included in Appendix 6. During this programme, Reef 1, Reef 2 and the Sele Sele reef were drilled at an 80mx80m spacing from 240m to 400m depth.

9.1.2.1.	Main and North Pit

Two main veins have been identified in this area (Figure 18). Reef 1 has been intersected on the Main pit trend over a potential strike length of 480m down to a maximum vertical depth of 435m (open at depth and along strike). The average true width of Reef 1 intersected in the 15 holes drilled to date is 1.80m with an average grade of 11.88g/t Au. Reef 1 tends to have a glassy, white massive texture and pyrite is much less common than in Reef 2. The vein is hosted by basalt and dolerite, crosscuts the lithologic strike and is possibly a splay off Reef 2.

Reef 2 has been intersected on the North pit trend over a strike length of 800m, the most significant grades occurring in the northern section over a potential strike length of 480m.

In this northern area, which has so far been drilled by 18 holes to a maximum vertical depth of 312m, the mineralization has an average true width of 3.51m with an average grade of 11.17g/t Au. Reef 2 has a smokey grey, brecciated texture with common disseminations and stringers of pyrite and local pyrrhotite.

The vein appears to have followed a shear zone within and on the margins of a 2-4m thick unit of banded iron formation, and is parallel to the lithological strike.

All mineralized intersections are summarised in Figure 19 and drill hole cross-sections are presented in Appendix 4.

9.1.2.2.	Sele Sele

Approximately 2,000m to the north of the North pit, the probable continuation of Reef 2 at the Sele Sele pit has been intersected by diamond drilling over a potential strike length of 480m (Figure 20). The mineralization is generally wider, but lower grade than on the North pit trend. The best intersection drilled is 15.68m (true thickness) with an average grade of 5.35g/t Au.

All mineralized intersections are summarised in Figure 21 and drill hole cross sections are presented in Appendix 4.

Potential new veins and vein extensions have been identified by Loncor’s soil, auger and rock-chip sampling programmes, and drill testing of these targets has commenced. As shown in Figure 22, seven drill holes have been completed to date, and results for the first four holes have been received. The most significant intersection of 3.60m at a grade of 4.43g/t is on the Bamako trend, located 1km SSE of the Main pit. This geochemically anomalous zone, supported by rock chips of up to 18.8g/t Au, has a strike of about 1.5km, and additional drilling is planned to further assess its potential.

9.1.3.	Itali Prospect

The Itali prospect is located at the eastern end of the Imva Fold structure, which comprises an interbedded sequence of BIF, basaltic volcanics and metasedimentary schist. Post-deformation, dioritic intrusives occur within and on the flanks of the fold. Extensive strike-parallel faults have been interpreted from aeromagnetic data, and are possibly thrusts that formed during the NNW-SSE compression and folding event.

One drill hole has been completed at Itali (See Appendix 6), with the objective of testing a trench intersection of 42.50m at 2.11g/t. The drill hole is 161.85m in length and inclined at -50 degrees to the south, and was drilled parallel to and immediately below the trench.

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

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VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project
FIGURE 19

MAKAPELA MAIN TO NORTH DRILL INTERSECTIONS

Black = Reef Zone only, No Cut-off
Red = 2 g/t Cut-off , Minimum 1.5 m True Width
NMDD017 : Reef 2 not developed, Structure probably represented by pyritic shear zone but no significant values.
NMDD052 : 2.34 m (1.77 m True) @ 10.38
2.34 m (1.77 m True) @ 10.38 g/t
NMDD055 : 5.46 m (3.05 m True) @ 13.29
4.48 m (2.50 m True) @ 15.87 g/t
NMDD013 : 1.10 m (0.83 m True) @ 2.65 g/t
(Below Cut-off)
NMDD015 : 6.43 m (4.89 m True) @ 0.60 g/t
(Below Cut-off)
NMDD035 : 0.62 m (0.46 m True) @ 3.12 g/t
2.02 m (1.50 m True) @ 2.29 g/t
NMDD002 : 6.76 m (4.30 m True) @ 7.01 g/t
6.08 m (3.86 m True) @ 7.68 g/t
NMDD005 : 7.19 m (4.30 m True) @ 64.00 g/t
7.24 m (4.33 m True) @ 63.96 g/t
NMDD012 : 8.22 m (5.28 m True) @ 9.10 g/t
5.01 m (3.12 m True) @ 12.75 g/t
NMDD019 : 12.45 m (10.62 m True) @ 3.75 g/t
9.02 m (7.67 m True) @ 5.14 g/t
NMDD031 : 10.82 m (7.52 m True) @ 2.66 g/t
5.85 m (2.79 m True) @ 3.65 g/t
NMDD040 : 6.30 m (5.26 m True) @ 3.33 g/t
5.43 m (4.53 m True) @ 3.75 g/t
NMDD046 : 1.40 m (0.98 m True) @ 24.74 g/t
2.14 m (1.50 m True) @ 16.18 g/t
NMDD050 : 3.14 m (1.43 m True) @ 3.14 g/t
3.33 m (1.52 m True) @ 3.30 g/t
NMDD033 : 2.91 m (2.91 m True) @ 2.65 g/t
1.99 m (1.50 m True) @ 3.31 g/t
NMDD034 : 4.99 m (3.20 m True) @ 4.08 g/t
4.99 m (3.20 m True) @ 4.08 g/t
NMDD037 : 3.08 m (2.26 m True) @ 2.83 g/t
2.56 m (1.90 m True) @ 3.23 g/t
NMDD008 : 4.35 m (2.85 m True) @ 17.55 g/t
5.18 m (3.42 m True) @ 18.86 g/t
NMDD009 : 5.63 m (2.64 m True) @ 13.79 g/t
5.66 m (2.66 m True) @ 13.79 g/t
NMDD010 : 6.26 m (3.94 m True) @ 17.64 g/t
6.28 m (3.95 m true) @ 17.64 g/t
NMDD011 : 0.92 m (0.36 m True) @ 20.30 g/t
3.85 m (1.50m True) @ 4.94 g/t
NMDD020 : 4.09 m (2.62 m True) @ 0.81 g/t
(Below Cut-off)
NMDD032 : 1.83 m (1.12 m True) @ 9.91 g/t (Upper Splay)
2.14 m (1.50 m True) @ 7.67 g/t
2.75 m (1.69 m True) @ 11.78 g/t (Lower Splay)
2.83 m (1.74 m True) @ 11.78 g/t
NMDD053 : 0.45 m (0.28 m True) @ 1.30 g/t
(Below Cut-off)
NMDD056 : 8.61 m (3.65 m True) @ 10.65 g/t
3.54 m (1.50 m True) @ 18.75 g/t
NMDD009 : 3.25 m (1.42 m True) @ 14.61 g/t
3.25 m (1.42 m True) @ 14.61 g/t
NMDD033 : 0.93 m (0.70 m True) @ 57.82 g/t
1.99 (1.50 m True) 29.09 g/t
NMDD034 : 4.66 m (2.46 m True) @ 2.23 g/t
2.83 m (1.50 m True) @ 3.14 g/t
NMDD037 : 1.58 m (1.35 m True) @ 10.28 g/t
2.07 m (1.77 m True) @ 8.55 g/t
NMDD021A : 6.58 m (4.05 m true) @ 1.00 g/t g/t
2.44 m (1.50 m True) @ 2.54 g/t
NMDD045 : 2.41 m (1.45 m True) @ 3.17 g/t
2.49 m (1.5 m True) @ 3.08 g/t
NMDD001 : 4.08 m (3.10 m True) @ 15.20 g/t
4.08 m (3.10 m True) @ 15.20 g/t
NMDD007 : 3.91 m (1.40 m True) @ 3.20 g/t
4.16 m (1.50 m True) @ 3.01 g/t
NMDD021 : 2.90 m (2.14 m True) @ 18.67 g/t
2.03 m (1.50 m True) @ 26.12 g/t
NMDD045 : 2.81 m (1.87 m True) @ 3.89 g/t
2.26 m (1.50 m True) @ 4.61 g/t
NMDD021A : 1.42 m (0.77 m True) 18.41 g/t
(Below Cut-off)
NMDD024 : 9.22 m (5.93 m True) @ 0.34 g/t
(Below Cut-off)
NMDD027 : 6.66 m (2.26 m True) @ 0.10 g/t
(Below Cut-off)
NMDD014 : 3.47 m (2.05 m True) @ 24.94 g/t
2.54 m (1.50 m True) @ 34.12 g/t
NMDD016 : 5.74 m (2.11 m True) @ 5.02 g/t
2.53 m (1.50 m True @ 10.80 g/t
NMDD024 : 3.08 m (2.65 m True) @ 7.09 g/t
1.74 m (1.50 m True) @ 11.38 g/t
NMDD049 : 2.67 m (1.83 m True) @ 10.30 g/t
2.19 m (1.50 m True) @ 12.28 g/t
NMDD051 : 1.76 m (0.66 m True) @ 5.61 g/t
4.00 m (1.50 m True) @ 2.79 g/t
NMDD018 : Reef 1 represented by shear only
2.44 (1.60 m True) @ 1.38 g/t
(Below Cut-off)
North Pit
Main Pit
Reef 1
Reef 2
N
0 Scale 100m
LEGEND
Drillhole Collars
Quartz Vein (QV)
Artisinal Pits
551450
551650
551850
552050
552250
218600
218400
218200
218000
217800
217600
217400

D1194M Loncor 2012

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The main mineralized zone drilled at Itali consists of quartz veins and veinlets within basalt, overlain by graphitic schist (Figure 23). Two lower-grade zones occur in the vicinity of the basalt/schist contact. The main mineralized zone of 38.82m at 2.66g/t Au, dips at 52° to the north, strikes east-west, and correlates closely with the trench intersection. The rock is completely oxidised to a vertical depth of 110m below surface.

Artisanal workings and soil sampling results indicate that there is potential for the mineralization to extend along strike for approximately 500m to the east and west of the drilled section, and an outline drilling programme has commenced.

9.2.	Auger Drilling

Mechanical auger drilling, using an Atlas Copco percussion hammer and window sampling barrels, has been extensively employed at the Yindi, Makapela and Itali prospects. The technique provides an intersection of the whole soil profile, and can penetrate the upper saprolite if this is within 7m of the surface, the maximum depth that the auger can reach. The method is used to test for bedrock mineralization below soil anomalies, as a prelude to diamond drilling. Even in areas where the saprolite is deeper than 7m, the more restricted gold dispersion in the deeper parts of the soil profile provide a more precise estimate of the location of mineralization, allowing diamond drill holes to optimally sited. Figure 24 is an example of an auger profile at Makapela. 1,003 auger holes totalling 5,615m have been completed at Ngayu to date.

10.	SAMPLE PREPARATION, ANALYSES AND SECURITY

Samples are kept on site until delivered to SGS Mwanza for preparation and analyses by fire assay. Procedures developed by the company for all types of sampling are briefly discussed. These include diamond and auger drilling, soil, channel (trenches, adits, outcrops, workings and pits), regolith and drill core sampling.

10.1.	Diamond Drilling Protocols

It is the company’s practice that borehole location, inclination and objective is planned and discussed by the exploration team approved by the Exploration Manager and the Chief Geologist. After set up of the rigs, borehole inclination and azimuth are to be checked by the Senior Project Geologist (or his delegated geologist) before drilling commences.

The core sizes used include PQ (or PQ3, i.e. triple tube), HQ (or HQ3) and NQ (or NQ3). Triple tube drilling is recommended in the oxidized zone (saprolite) and broken or friable fresh rock, for the purpose of maximising core recovery and the joining of core between runs for orientation purposes. The borehole numbering protocol that is employed encompasses the first letter of the project (i.e. N for Ngayu Project) followed by the first letter of the prospect (e.g. M for Makapela or Y for Yindi). This is followed by ‘DD’ which stands for Diamond Drill hole and lastly by the hole number. Therefore, the first hole at the Makapela Prospect will be NMDD001. Before drilling commences, drill sites are referred to using the analogy Site 1 or Site 2 according to numerical order.

A register of all holes is kept on site for each project area, with borehole number, coordinates, azimuth, inclination, planned depth, final depth, date started, date completed, and comments. An updated copy of the register is lodged at the Beni office on a monthly basis. The register is kept in both electronic and hardcopy formats. Drill core is orientated and the frequency of orientation surveys is determined by the core quality, a direct consequence of the ground conditions (rock competency, fractures, intrusions, etc.). Orientation is carried out by the ‘spear’ method, or another gravity-based method such as the Ezy Mark system.

The geologist is responsible for ensuring that sufficient core boxes are available at the drill site. Core is packed by the drilling contractor with plastic blocks showing the depth and placed at the end of each run. The driller’s findings are verified by the geologist and should there be a discrepancy of 50cm or more, this will be reported to the senior geologist and then both the geologist and driller will measure the stick -up and then the driller must pull the rods out of the hole. The total number of rods multiplied by the length of each rod minus the stick-up will provide the depth of the hole and this should correspond to the depth on the block at the base of the last run.

The core recovered for each run, and the position and amount of any core loss, is measured by the geologist and recorded on a standardised form. A wooden block, showing the amount of loss, is placed in the appropriate position in the box. It is important that this be done before the core leaves the drill site to minimise inaccuracies. The driller is immediately informed of any core loss and the recovery records signed off by the driller before the core leaves site. A copy of the recovery data is given to the drilling supervisor by the senior project geologist on a daily basis and, if necessary, any remedial action discussed and implemented. A generalized log (i.e. drill-site summary log) is compiled by the geologist, before the core is removed from site. This log shows the depths of the main lithological units and main zones of alteration or mineralization.

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

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VENMYN Independence you can trust
Loncor NI 43-101 - Ngayu Project
FIGURE 20

MAKAPELA SELE SELE GEOLOGY

N
NMDD025
NMDD026
NMDD041
NMDD028
NMDD030
NMDD003
NMDD004
NMDD038
NMDD036
NMDD022
NMDD023
Sele Sele Reef
NMDD029
219900
219800
219700
219600
219500
552200
552290
552380
552470
LEGEND
Drillhole Collars
Sele Sele Pit Outline
Quartz Vein
Banded Iron Formation
Dolerite
Basalt

D1194M Loncor 2012

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VENMYN
Independence you can trust

Loncor NI 43-101 - Ngayu Project

FIGURE 21

MAKAPELA SELE SELE INTERSECTIONS

Black = Reef Zone only, No Cut-off
Red = 2 g/t Cut-off,Minimum 1.5 m True Width
NMDD025: 4.29 m (3.26 m True) @ 1.56 g/t
1.97 m (1.50 m True) @ 2.13 g/t
NMDD025
NMDD026
NMDD041
Abandoned
(Bad ground)
NMDD028
NMDD030
NMDD003
NMDD004
Sele Sele Pit
NMDD028 : 9.22 m (6.74 m True) @ 2.45 g/t
3.30 m (2.41 m True) @ 4.46 g/t
NMDD030 : 1.68 m (0.98 m True) @ 4.03 g/t
1.92 m (1.50 m True) @ 3.57 g/t
NMDD003 :12.40 m (6.74 m True) @ 4.39 g/t
7.65 m (4.16 m True) @ 6.66 g/t
NMDD004 :19.70 m (4.39 m True) @ 3.27 g/t
8.10 m (1.81 m True) @ 5.56 g/t
NMDD036
NMDD038
NMDD036 : 10.70 m (8.30 m True) @ 2.29 g/t
3.91 m (3.03 m True) @ 2.76 g/t
NMDD038 : 7.84 m (5.05 m True) @ 1.77 g/t
3.55 m (2.29 m True) @ 2.57 g/t
NMDD0022
NMDD0023
NMDD022 : 8.45 m (5.54 m True) @ 2.45 g/t
3.95 m (2.59 m True) @ 4.00 g/t
NMDD023 : 34.51 m (14.58m True) @ 5.75 g/t
20.32 m (8.58 m True) @ 8.67 g/t
NMDD036 : 10.70 m (8.30 m True) @ 2.29 g/t
3.91 m (3.03 m True) @ 2.76 g/t
NMDD038 : 7.84 m (5.05 m True) @ 1.77 g/t
2.55 m (2.29 m True) @ 2.57 g/t
Reef 2
NMDD029
NMDD029 : 11.95 m (7.68 m True) @ 0.94 g/t
(Below Cut-off)
LEGEND
Diamond Drillhole Collars
Sele Sele Reef
Artisanal Pit Outline
219900
219800
219700
219600
219500
219400
552200
552290
552380
552470
552560

D1194M Loncor 2012

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36

37

38

The geologist is responsible for safe transport of core from the site to the vehicle. If transport is by road, the coreboxes are wired and/or strapped together with an empty tray or on top to prevent spillage of core. If transported by helicopter, each core box is hand-carried with an empty box strapped on top and with padding on top of the core to the pick-up point. At the pick-up point, it is the responsibility of the contractor to ensure that core boxes are stacked inside aluminium crates, and securely strapped together with an empty tray on top.

All core boxes are labelled at the ends, showing the borehole number, box number and the ‘from-to’ depths in whole metres. When drilling is completed, single-shot or multi-shot surveys are carried out at intervals of 30m in all drill holes by the drilling contractor. For holes greater than 150m in depth, surveys are completed at 30m intervals as the hole progresses, in order to monitor changes in inclination and azimuth.

All surveys are to be verified by the Senior Project Geologist and the results entered on a standard form. All instruments used should be checked on surface for accuracy of inclination and azimuth before drilling commences and the results recorded and filed.

The contractor cases the borehole to the depth at which competent rock is reached and the casing is retrieved on completion of the hole unless otherwise instructed by the Senior Project Geologist. When casing is left in the hole during the progress of a drill hole, the top of the casing is placed 0.5m from the borehole collar and is capped and sealed. When casing is removed, a stand-pipe is placed in the hole at 0.5m from the borehole collar, and then capped and sealed.

The contractor is expected to operate two twelve-hour shifts per day, 13 days per fortnight. Loncor routinely operates normal day-time shifts for geologists, with a Field Assistant present during the night shift to monitor rig time, frequency of orientation surveys, etc. However, the Geologist allocated to a particular borehole is on call and responsible for the hole, on a 24-hour basis. The Geologist on day shift, or the field assistant on night shift, records the various drilling activities on a standard form.

10.2.	Core Logging Protocol

Before geological logging commences, core is marked using a Bottom of Hole Line (with a black marker pen), a Cut Line (a line along which the core is cut during sampling) and Metre Marks (marked on the core at 1m intervals with the relevant metres written on both sides of the line). The core is photographed with a digital camera after marking and before cutting and each photograph covers one box of core.

The core is photographed so that metre marks and cut lines are displayed and in a consistent orientation. Core must be wet and shadows and reflected light must be avoided. Each photograph is saved in a digital format using the borehole number, tray and ‘from-to’ depths as the file name.

Geological logging is carried out using standard forms and codes. New codes are only introduced following approval of the Senior Project Geologist, Chief Geologist and Exploration Manager. Forms are either completed on paper or by means of a palm-top computer.

Logging data are entered into the Central Database Computer on a daily basis, and checked by another Geologist. Each paper form is signed as “Entered” and “Checked” by the individuals concerned.

Final borehole logs are produced using the Strater™ programme, in a format which summarizes all the geological data, together with all sampling results. These completed logs are stored both electronically on the central database computer, and as hard copies.

When final (electronic and hard-copy) logs have been completed, the data will be signed off by the Senior Project Geologist and Exploration Manager. Changes to the data will only be possible with the authorization of the Chief Geologist and Exploration Manager.

At the end of each month a report is prepared, summarizing the drilling performance, lithology, structure, mineralization and assay results and, if applicable, providing a preliminary resource estimate.

10.3.	Drill Core Sampling Protocol

All drill core sampling is carried out at sampling intervals determined by geological features such as contacts, faulting and jointing (and not simply on a metre by metre basis). In homogenous rock, the maximum sample interval is one metre.

The minimum sample interval is taken as 0.3m. Veins, altered zones, or distinct geological units are sampled so that the contacts are a standard 2cm within the sample boundaries. The sample lengths and weights are summarised in Table 10.

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Table 10: Sample Length and Corresponding Weight of HQ Core

SAMPLE LENGTH (m)	WEIGHT OF SAMPLE* (kg)
1.00	4.30
0.50	2.15
0.30	1.29

*Assumes 2mm loss on cutting and an RD of 2.7

During sample submission, the details of the consignment are entered onto the sample submission form in triplicate. Two copies of the form are placed in an envelope and delivered to the laboratory together with the samples. One copy of the form remains in the sample submission book.

10.4.	Auger Drilling Protocol

Operating procedures and care and maintenance for the machines are based on on-site training provided by the supplier of the equipment. Auger drilling utilises an Atlas Copco percussion hammer and window sampling barrels. Augering is a technique used to obtain vertical samples of saprolite or weathered bedrock below overburden.

Drill spacing is determined by a number of factors, including, but not limited to:-

•	style of mineralization;

•	size of the pre-determined soil anomaly;

•	exploration time-frames; and

•	exploration budget.

The auger machine currently in use has the capability to drill to a maximum depth of 7m. Loncor’s drilling practice is to drill to a depth of 1m after intersection with the saprolite. This is done to ensure consistency of sampling. Logging is carried out while the core is still in the window sampling barrel. Due to the fact that no structural data can be obtained from the oxidized material, only lithology and alteration are recorded under geological criteria.

10.5.	Soil Sampling Protocol

It is convention to determine a baseline, from which the sampling grid will emanate. Sampling sites are positioned using either a GPS or a compass according to the level of forest cover. The line spacing for soil grids is normally 80m (generally used in defined targets) or 160m (used for more regional surveys), with samples taken at 40m intervals along the lines.

Grids are constructed on a local grid system with the co-ordinates for each sample point reflecting the line number and the distance along the line. All sample points also have UTM co-ordinates measured by GPS and, where it is not possible, a registered surveyor should be called in to determine the co-ordinates.

The following procedure is followed during soil sampling:-

•	pegs marked with the local grid co-ordinates are placed at every sample point;

•	the soil sampling pits are dug to minimum depth of 40cm or 10cm below the base of the organic layer. Approximately 2kg of soil is then taken from the bottom of the hole and placed in a plastic sample bag, together with the sample tag. The bag is sealed with a cable-tie and the sample depth is recorded;

•	records are made using standard forms and include grain size, texture and colour of the sampled soil, lithology, approximate percentage of any contained rock fragments, land use and approximate slope angle and direction (where no reliable topographic data exists);

•	a duplicate sample is collected at every 20th sample site; and

•	soil samples are transported directly to the sample preparation lab where they are dried, disaggregated, sieved to -2mm, pulverised and sent for gold analysis by fire assay.

10.6.	Rock Sampling Protocol

Lithological descriptions of rock encountered during reconnaissance and mapping visits are recorded in a standard form and include type of exposure, rock name, oxidation, colour, texture or fabric, grain size, alteration style and minerals, using the same codes as for core logging. Sampling data includes the sample number and type (whether the sample comprises a single piece (grab) or is a more representative composite of several pieces (composite grab)). Structural data are recorded separately.

10.7.	Trench Sampling Protocol

Sampling is carried out on the floor of the trench by cutting a 10cm wide, 5cm deep channel, preferably with a mechanical rock saw, or otherwise with a hammer and chisel. Sample lengths are determined by the geology and, in this regard, the same principles apply as when sampling diamond drill core.

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

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The details of the trench sampling are recorded on a standard form which, captures the same lithological and alteration data as for rock sampling, but has additional data fields to allow all samples to be spatially plotted electronically or by hand.

10.8.	Channel Sampling Protocol

Channel samples are orientated at 90° to the zone of interest so that the total sampling length represents the true thickness. When this is not possible, the mapping should clearly show the relationship between the sampled section and the strike of the zone, so that the sampling data can be recalculated to represent a true thickness.

As for trenching, the origin of the channel sample string should be the westernmost (or southernmost) point. If the channel is later extended to the west (or south) the measurements become negative. Sampling data are recorded on the same form as for trench and adit sampling.

10.9.	Adit Sampling Protocol

Channel sampling is carried out on the sidewall of the adit, if the adit is cutting across strike. However, if the adit is parallel to strike (e.g. developed on a bedding-parallel vein) sampling is done across the roof of the adit at 5m intervals.

Channels should be 10cm wide and 5cm deep, and should be cut with a mechanical rock cutter if available, otherwise by hammer and chisel. If using a hammer and chisel, care is taken when sampling material of variable hardness, to ensure that representative volumes of hard and soft rock are taken.

The details of the channel samples are recorded on a standard form, and include sample position, length, number, lithological and alteration data. Sample lengths are determined by the geology and, in this regard, the same principles apply as when sampling diamond drill core. The exact locations of the samples are plotted on the adit map, together with the sample numbers.

11.	DATA VERIFICATION

Data verification was carried out by Venmyn. The primary drilling data elements were recorded manually in the field and then converted in to digital formats by means of Excel spreadsheets and digital logs.

Venmyn carried out validation of the hand-written information by checking the borehole cores against information recorded on the logsheets. The borehole co-ordinates were verified in the field by taking GPS co-ordinates at drill sites and comparing the reading to what has been recorded for particular boreholes. Venmyn carried out validation of the digital files against the hand-written information and also carried out searches within databases for errors and duplicate records. The data validation of drilling database yielded results that are within acceptable limits and Venmyn is satisfied that the drilling databases are adequate, representative and accurate.

Data verification for sampling stages was also carried out for the fire assay analyses carried out for gold grade data. Venmyn carried out validation of the QA/QC methods utilised by Loncor and the analytical laboratories as outlined in Sections 11.1 and 11.2. Venmyn further verified the laboratory certificates for assays against the figures recorded in the databases. Venmyn is satisfied that assay data and databases are accurate and that the data has undergone appropriate QA/QC procedures.

To provide a measure of accuracy, precision and confidence, a range of international reference materials, duplicates and blanks are routinely (12%) but randomly inserted into each batch of samples. Blank samples are inserted during the main stream crushing and pulverising processes. Blanks are inserted into sample batches at a frequency of one in 50 and a crush duplicate split is also carried out at a frequency of one in 50. Standard reference materials are inserted at a frequency of four in 50. These are the QA/QC protocols for the laboratory.

11.1.	Standard Samples

Loncor QA/QC uses four analytical reference materials, which are inserted in each batch of 50 samples. The standard reference material is sourced from Rocklabs Limited, New Zealand. The standard reference samples are in pulp form and are supplied in plastic containers of 2.5kg each, of both oxide and sulphide material with variable grade ranges. Thirty variable grade ranges of standards have been inserted in various batches of samples submitted to the analytical laboratory.

The standards are randomly inserted but are of the same quantity as the laboratory pulps. Statistical assessment of the results of the standard reference data using the facilities in the Rocklabs Quality Control package has been completed. Performance of the reference material is shown in Figure 25.

The mean assay values for all standard reference material in relation to their respective reference value are considered to be within acceptable limits. Out of control point reference material are usually re-analysed with the batch of samples.

In general, the shape of the various charts and the low coefficient of variation (CoV), suggests that there is no analytical bias or no significant control problems that were encountered during the period and that SGS-Mwanza is producing assays of good quality.

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11.2.	Blank Samples

There were 818 blanks inserted in 2011 sampling batches, of which results for 720 of the samples were available at the time of reporting. They returned a mean value of 0.05g/t and a maximum value of 4.15g/t Au. The average is artificially high due to anomalous high grade results such as the maximum of 0.05g/t, resulting from accidental sample switching in the lab. These are made up of composited barren granite, purchased from ALS Chemex - Mwanza Laboratory, with assay values of less than the 0.01g/t Au. In general, less than 1% of the blanks submitted over the entire period returned values above the upper limit of 0.03g/t.

In all cases, there was no indication of contamination in the sample preparation procedure as the samples before the failing blanks returned lower values than the blanks. As part of the laboratory procedures, a request is made for three samples on either side (before and after) of the failing blanks to be re-assayed. In all cases, the reassays returned values for the blanks which were within the accepted limit.

12.	MINERAL PROCESSING AND METALLURGICAL TESTING

12.1.	Specific Gravity Measurements

At Makapela, a total of 1,304 core samples were taken to determine the specific gravity of the various reefs and oxide, transitional and fresh rock components. Measurements were taken at 25 cm intervals throughout the reef horizons. Within the hangingwall and footwall, measurements were taken at 2 m intervals above and below the reef horizon, generating 324 measurements. A summary of the Specific Gravity (SG) for each reef is presented in Table 11.

Table 11: SG (g/cm3) for the Makapela Prospect Reefs

				SELE-
ZONE	REEF 1	REEF 2	REEF 3	SELE
Oxide	2.30	2.32	2.99	2.51
Transition	2.47	2.52	3.00	2.58
Fresh	2.73	2.85	3.07	2.85

12.2.	Metallurgical Testing

Initial bottle roll metallurgical testwork for the Makapela Prospect has been completed in order to obtain preliminary indications of gold recovery from the mineralized zones. Bottle roll is a preliminary metallurgical test to determine how much and how easily gold may be liberated from an ore using cyanide.

Samples from Reef 1, Reef 2 and Sele Sele were selected for bottle roll tests at SGS in Mwanza. For Reef 1, ten core samples from two boreholes with grades from 2.50g/t to 59.03g/t Au (average grade 19.6g/t Au) were used for the testwork and for Vein 2, 15 core samples from two boreholes with grades from 1.29g/t to 76.33g/t Au (average grade 15.24g/t) were utilised. From the Sele Sele area, 14 core samples from one borehole grading 2.54g/t to 18.17g/t Au (average grade 7.30g/t Au) were used.

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For the bottle roll testwork, each core sample was crushed down to minus 2mm and pulverized down to 90% passing 75microns. Triplicate samples were analysed by fire assay to determine the average head grade of each sample. A 1.5kg pulverised sample was then bottle rolled for 24 hours in a dilute cyanide solution to extract the gold. Gold analyses were then undertaken on the total gold in cyanide solution and the grade in the sample tails to arrive at the amount of gold extracted by the cyanide solution and the gold remaining in the leached tails. The results are summarised in Table 12.

Table 12: Bottle Roll Metallurgical Testwork Results

				AVG MET
	NO. OF	MIN. MET	MAX. MET	RECOVERY
VEIN	SAMPLES	RECOVERY(%)	RECOVERY(%)	(%)
1	10	70.8	97.6	84
2	15	50.6	100	80.6
Sele Sele	14	16.1	93.5	55

The results indicate that Veins 1 and 2 are not refractory and have good metallurgical recoveries. Sele Sele requires further mineralogical and leaching testwork to investigate the wide variability on results to define leach characteristics and so the recoveries can be optimised.

13.	MINERAL RESOURCE ESTIMATES

13.1.	Mineral Resource Estimation and Modelling Techniques

Datamine Studio 3TM was used to model the mineral resource at the Makapela Prospect. Venmyn validated the entire modelling process under the auspices of Andrew Clay as Qualified Person.

Borehole data are captured electronically in Microsoft Excel, imported into Datamine and "desurveyed" to combine position, grade and descriptive data into the master file of drillhole traces. Error-checking is performed in Datamine at the time of desurveying and corrected at source. Venmyn verified that the Datamine master drillhole file correctly represents the data.

The mineral resource occurs over a length of 830m east to west and 2,420m north to south. The mineral resource occurs from surface and the model has been constrained at a depth of 500 m below the surface.

A 3D (three-dimensional) closed wireframe model has been constructed of the mineralization, interpreted with a 2g/t sample cut-off (Figure 26). The model has been segregated into four zones, namely Zone 1, 2,3 and 8 representing Reef 1, 2, 3 and Sele Sele, with segregation based on reef occurrence. The Sele Sele region in the north is thought to be a continuation of Reef 2 but it has been modelled as a separate zone to reflect the absence of above-cut-off sampling detected in the central region. Loncor has interpreted non-intersection at expected intersection depths to be due to a major fault along strike of the reef. It has been assumed that the fault extends north along the extent of the reef. This is based on limited data from only 10 boreholes.

The Reefs have been identified on the database on the basis of lithology but the mineral resource wireframe does not necessarily follow the lithological contacts. Instead, the orebody is defined as a high-grade structure with a nominal cut-off of 2 g/t. At the same time, another constraint is applied: a minimum horizontal width of 1.5 m. Consequently the mineral resource wireframe can appear as contained entirely within the lithological units in some places or project beyond it in others (Figure 26). Venmyn confirmed that the wireframe conforms to these principles.

A two-dimensional (2D) surface wireframe or (Digital Terrain Model) DTM truncates the closed wireframe at the topographic surface (See Figure 26). Venmyn found that the original topographic surface did not correspond to the positions of the borehole collars. Loncor created a new DTM with positions from the collars supplemented by coordinates of soil samples. Venmyn is satisfied that this is as accurate a representation as can be obtained from currently available data. The closed wireframe extends at least down to RL 200m but is truncated 500m below surface to fulfil the requirement that the resource has a reasonable prospect of mining using a decline. Venmyn is in agreement with this working definition.

DTMs were also constructed to define the alteration surfaces BOCO (Bottom Of Complete Oxidation) and TOFR (Top Of Fresh Rock), interpreted between boreholes. Venmyn has checked the application of these surfaces to the segregation of the block model into oxidised, transition and fresh ore.

Data within the target zones were selected and composited to 1m intervals, thereby creating a uniform support size for statistical modelling. Loncor have composited globally to 1m interval. This is representative of core logging as a whole, but Venmyn notes that the dominant (mode) length of samples in the mineralized lithologies is significantly shorter at 0.67m.

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VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project
FIGURE 26

MAKAPELA MODEL SHOWING WIRE FRAME MODELS, SECTION VIEWS AND INTERPRETATIONS

3D Wireframe | Vertical Sections | Schematic Representation

Z
Y
X
NMDD022
NMDD023
NMDD036
NMDD038
NMDD008
NMDD034-1D
NMDD009
NMDD034
NMDD033
NMDD037
Resource above cut-off
Geological Resource
Resource above cut-off
Geological Resource

3D Model of Makapela Prospect - Plan View | 3D Model of Makapels Prospect - Section View

DTM
Sele-sele Reef
A
B
Reef 3
Reef 2
Reef 1
DTM
A
B
BOCO
TOFR
Weathered
Transition
Fresh
750
625
500
375
250
Au
Absent
0.00-1.25
1.25-1.85
1.85-2.25
2.25-2.65
2.65-3.20
3.20-4.05
4.05-5.50
5.50-7.75
7.75-12.05
12.05-106.7
106.7-7.200
Reef 1
Reef 3
Reef 2
218000
551750
551875
217875
552000
552125

DTM: Digital Terrain Model BOCO: Bottom of Complete Oxidation TOFR: Top of Fresh Rock

D1194M Loncor 2012

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13.2.	Statistical and Geostatistical Analysis of Data

13.2.1.	Statistical Analysis

Classic statistics were carried out on the data acquired in order to investigate its validity. Table 13 shows the summary of the statistical analysis. The statistics show high variances and ranges, especially for Zones 1 and 2. This could be indicative of the limited data collected or of the nugget effect that is inherent in gold deposits. More meaningful statistics are anticipated as more samples per zone are collected and analysed.

Table 13: Summary Statistics on the Makapela data

ZONE	FIELD	NSAMPLES	MIN	MAX	RANGE	MEAN	VARIANCE	STANDDEV
1		131	0	121.3	121.3	6.7	196.6	14
2	AU	170	0	371.1	371.1	8.3	887.7	29.8
3		15	0.2	26.1	25.9	5.2	47.4	6.9
8		89	0.1	17.6	17.6	4.4	14.6	3.8

13.2.2.	Variography

Grade interpolation was effected using ordinary kriging and Datamine’s dynamic anisotropy option was employed sample data located within the 2.0 g/t cut-off interpreted boundaries. No capping was applied to the samples prior to grade interpolation.

The search ellipse dimensions were set at 90m along the strike of the structure, 50m down-dip and 9m in the cross-structure directions. Dip and dip directions were calculated from wireframes using Datamine’s Anisoang command and later interpolated into the individual blocks using Datamine’s Estima process.

Grade interpolation was effected separately for the individual zones and Datamine’s dynamic anisotropy process was employed to ensure that the search distances were controlled by the orientation and axes of the search volume and grades were interpolated primarily into parent cell. The down-dip extrapolation were restricted to three times the down dip variogram range from the last drillhole used in the interpolation. The model was trimmed off at a maximum depth of 500m below surface for reporting.

13.2.3.	Analysis of the Grade-Tonnage Curve

A grade-tonnage curve (Figure 27) was compiled from the block listing data acquired from the modelling process. This includes all blocks that contributed to the mineral resource estimate and as such represent the total mineral resource for the Makapela Prospect. When a Au grade cut-off of 2.75g/t is applied on the curve, then 4.1Mt Inferred mineral resource at 7.6g/t is indicated. This concurs with the mineral resource reported, which validates the results achieved.

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13.3.	Mineral Resource Estimate

A 3D block model was created in Datamine for the purposes of mineral resource estimation. Block sizes of 5m (east-west, approximately across strike) x 10m (north-south, within 20° of strike) x 10m (vertical) were used. Composite data were then divided into domains for grade estimation purposes. Loncor has stated that dynamic anisotropy was used in estimating grade. The same variogram model was used for all the zones, but the application of Datamine’s proprietary “dynamic anisotropy” enabled it to be adjusted to the different orientations of the various reefs, thereby improving sample selection and calculation of kriging weights.

The technique of subcelling was employed to estimate the actual volume of reef contained within each parent cell. Following that, tonnages above specified cut-offs were calculated. Estimates and data selected have been confined to the zone of 2g/t cut-off. In this regard no structural features are highlighted.

The entire resource is classified in the Inferred category. Although geological confidence is high, grade interpolation confidence is low, due to the inherent irratic nature of grade in gold deposits. A cut -off grade of 2.75g/t has been selected for the purpose of resource reporting. This cut-off grade was inferred from similar projects world-wide and the anticipated underground mining method. The mineral resources statement for Makapela prospect is provided in Table 14.

Table 14:Inferred Mineral Resource Estimate for Makapela Prospect with an Effective Date of 11th April 2012

		REEF 1			REEF 2			REEF 3			SELE SELE		ZONE TOTAL/AVE
	ORE	GRADE	Au	ORE	GRADE	Au	ORE	GRADE	Au	ORE	GRADE	Au	ORE	GRADE	Au
ZONE	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Oxide	0.14	10.73	0.05	0.16	11.51	0.06	0.01	7.62	0.002	0.15	6.49	0.0318	0.45	9.50	0.14
Transition	0.04	8.43	0.01	0.11	10.49	0.04	0.00	6.72	0.001	0.05	5.19	0.0083	0.20	8.67	0.06
Fresh	0.78	11.33	0.29	1.54	7.21	0.36	0.16	6.74	0.034	0.97	4.15	0.1288	3.45	7.27	0.81
TOTAL/ AVE	0.96	10.16	0.34	1.80	9.74	0.45	0.17	7.03	0.04	1.17	5.28	0.17	4.10	7.59	1.00

Notes:

1.	A gold price of USD1,500 was used to calculate cut-off grade.
2.	A cut-off grade of 2.75g/t Au was used to estimate Mineral Resources.
3.	A minimum reef width of 1.5m was used.

The resources are classified according to alteration type and reef. Although the geology is well understood and it is reasonable to assume geological continuity, there is insufficient grade data and spatial correlation of grades is insufficiently modelled, to permit any classification other than Inferred. The total mineral resources for Makapela Prospect are demonstrated at different cut-off grades in Table 15.

Table 15: Inferred Mineral Resource Estimates for Makapela Prospect with an Effective Date of 11th April 2012 at Various Gold Grade Cut-offs

CUT-OFF GRADE	AVERAGE GRADE
(g/t)	(g/t)	ORE	(Mt)	Au	(Moz)
1.00	5.65		6.30		1.14
2.00	6.41		5.30		1.09
2.75	7.59		4.10		1.00
3.00	8.07		3.72		0.97
4.00	9.64		2.78		0.86

Notes:

1.	A gold price of USD1,500 was used to calculate cut-off grade.
2.	A minimum reef width of 1.5m was used.

Venmyn acknowledges that all of the key assumptions, parameters and methods used to estimate the mineral resources have been included in this section.

14.	MINERAL RESERVE ESTIMATES

Due to the early stage nature of the Ngayu project, mineral reserves have not been estimated.

15.	MINING METHODS

Due to the early stage of the Ngayu Project, the mining method has not yet been fully investigated or finalised.

16.	RECOVERY METHODS

Due to the early stage of the Makapela Prospect, no studies have been yet been undertaken on mining recovery methods but this will be considered as part of the Preliminary Economic Assessment to be undertaken. Initial bottle roll testwork indicates that good metallurgical recoveries (> 80% metallurgical recovery) are achievable from the Reefs 1 and 2 from the Makapela Prospect (see section 12.2). More detailed metallurgical testwork will be undertaken as part of the Preliminary Economic Assessment which is to be undertaken.

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17.	PROJECT INFRASTRUCTURE

Little project infrastructure has been built due to the early exploration stage of the Ngayu Project. Two exploration camps have been built at Makapela and Yindi. Power is provided by diesel generators. Existing roads and tracks have been used as far as possible for access.

18.	MARKET STUDIES AND CONTRACTS

At this early stage of exploration, only a gold market review has taken place for the Ngayu Project.

18.1.	Market Review of Gold

Gold mining is carried out on every continent (except Antarctica where mining is prohibited) and differing sizes of operations that range from small artisanal workings to large open pit mines to ultra-deep underground mines. The small artisanal workings consist of as little as a one-man band that pan for alluvial gold or works in shallow outcrops in many parts of Africa, Latin America, and Asia. The major gold producing countries are China, South Africa, the United States, and Australia. Increasingly, gold is mined in developing countries (except South Africa) including some of the poorest. For some countries, gold constitutes a significant portion of their exports. Good examples are Ghana, where gold accounts for over 33% of the export goods, and Mali where about 50% of the value of the export goods is gold.

18.1.1.	Uses of Gold

Gold is an ancient metal of wealth, commerce, and beauty, but it also has a number of unique properties that make it invaluable to industry. These properties include:-

•	resistance to corrosion;

•	electrical conductivity;

•	ductility and malleability;

•	infrared (heat) reflectivity; and

•	thermal conductivity.

Gold is too expensive not to be used carefully. Instead, it is used specifically and only when less expensive substitutes cannot be identified. As a result, once a use is found for gold it is rarely abandoned for another metal. This means that the number of uses for gold have been increasing over time. Presented in Figure 28 below is the chart showing the uses of gold relative to each other in 2011.

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18.1.2.	Demand

Gold’s primary use is in the jewellery industry (Figure 28). The yellow metal also has several industrial uses, including in dentistry and electronics. There is also significant demand for gold in investment, with investment comprising about 35% of demand for gold.

In 2010 there was strong demand for jewellery, with the World Gold Council noting that there was a normalisation in gold jewellery consumption following a drop off in demand in 2009, with strong demand particularly from India and China (World Gold Council 2011a).

Industrial demand for gold was influenced by the economic downturn, but demand returned in 2010 as a result of inventory restocking and demand for new technologies (World Gold Council 2011a). Demand from dentistry, however, continued to fall, with 49.8t demanded in 2010 as compared to 52.7t in 2009 (World Gold Council 2011b).

Investment demand, meanwhile, experienced mixed fortunes between 2009 and 2010, with demand for bars and coins growing, while demand for ETFs and similar products shrank to almost half from 617.1t in 2009 to 338t in 2010 (World Gold Council 2011b).

18.1.3.	Supply

Australia, South Africa, Russia, Chile, the United States and Indonesia each have above 3,000t of gold reserves, with a combined 54% of global reserves, according to the USGS (2011) (Table 16). Of the African countries, South Africa has the second-largest number of global reserve tonnages, while Ghana ranks 11th in global gold reserve tonnages.

Countries such as Mali, Tanzania, the DRC and Zimbabwe are among the African countries which are included in the ‘other countries’ classification provided by the USGS – indicating that they are not among the top 14 countries in terms of gold reserves.

In terms of production, the USGS (2011) has estimated global production for 2010 at 2,500t (Table 17). The USGS has placed falling South African production as the fourth largest by tonnage globally.

It is believed that South African production has slowed and this is due to increasing depth of resources and the consequent difficulty in mining, although other reasons, including safety stoppages and erratic electricity supplies, have been blamed in the past (Reuters 2010).

Other African gold producers include Ghana, Mali and Tanzania. Of these, Ghana produced about 100t in 2010 (Table 17). It is uncertain what Mali and Tanzania production was in 2010; however, production in 2008 was about 41t and 37t for these countries, respectively (George 2010). The USGS estimates that total world production was 2,500t in 2010, while the World Gold Council places this a bit higher, at 2,543t.

Table 16: Estimated Global Gold Reserves (t)

COUNTRY	RESERVES
Australia	7,300
South Africa	6,000
Russia	5,000
Chile	3,400
United States	3,000
Indonesia	3,000
Brazil	2,400
Peru	2,000
China	1,900
Uzbekistan	1,700
Ghana	1,400
Mexico	1,400
Papua New Guinea	1,200
Canada	990
Other countries	10,000
WORLD TOTAL	51,000

Source: USGS (2011)

The World Gold Council (2011b) also notes that official sector sales resulted in purchases of 87t of gold by Central Banks in 2010, reversing the trend of these banks being net sellers of gold for the previous 21 years. The World Cold Council (2011b) informs that gold recycling also contributed about 1,653t of gold to global supplies, although recycled gold supplies that were available on the market were 1% less than available in 2009, when recycled gold supplies totalled 1,672t. With mine supplies, Central Bank purchases and recycled gold in the market, the total supply of gold was 4,108t in 2010 as compared to 4,034t in 2009.

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Table 17: Estimated Global Gold Production for 2009 and 2010 (t)

	MINE PRODUCTION
COUNTRY	2009	2010e
China	320	345
Australia	222	255
United States	223	230
Russia	191	190
South Africa	198	190
Peru	182	170
Indonesia	130	120
Ghana	86	100
Canada	97	90
Uzbekistan	90	90
Brazil	60	65
Mexico	51	60
Papua New Guinea	66	60
Chile	41	40
Other countries	490	500
WORLD TOTAL	2,450	2,500

e = Estimate

Source: USGS (2011)

18.1.4.	Gold Price Trend

There was a strong upward trend in the USD price of gold over the last 12 years (Figure 29). During the global financial crisis, gold become an important hard asset and has acted as a safety net against inflation, resulting in an increase in the price of gold. This, in turn, has resulted in changes to demand and supply dynamics.

18.1.5.	Gold Market Outlook

From a supply perspective, the high gold price has resulted in a number of significant producers bringing projects on stream. This has led to gold mine production increasing. The new mines are each expected to produced 500,000oz/y to 1Moz/y, and collectively contribute between 4.5Moz/y and 5Moz/y by 2015 (Ryan 2010). The increase in production was already in evidence in 2010, as global mine production reached between 2,450t and 2,550t (depending on whether data from the World Gold Council (2011b) or the USGS (2011) is used), which is not too far off the peak of global production of 2,600t which was reached in 2001 (Chaize 2010, World Gold Council 2011). It is believed that gold production will be high until 2013/2014, after which it will fall by 2.5%/y as a result of the fewer large new gold discoveries being made (Ryan 2010)

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Also from a supply perspective, recycled gold by especially Western consumers continues to be a rising trend, although the tonnages of recycled gold that came into the market in 2010 was lower than that in 2009 (World Gold Council 2011). This may suggest that an increase in the gold price may be necessary for another wave of selling to occur (World Gold Council 2011a). Global supplies of gold have traditionally been affected by Central Bank sales of gold. Western European as well as North American nations have tended to have more than 40% of their total reserves in gold, while developing currencies have less than 5% of their reserves in gold, and those with larger proportions of their reserves in gold have tended to be net sellers of gold.

However, the world economic crisis has reduced European Central Bank’s appetite for sales and resulted in emerging countries, notably Russia, Thailand, Bangladesh, Venezuela and the Philippines (and some also speculate China), increasing their gold reserves (World Gold Council 2011b). Whether this trend will be reversed is uncertain. It may be that the global economic crisis has changed the Central Bank mindset into one of being more enthusiastic about diversifying reserves, and this may result in the official sector being a net buyer of gold in the short term.

Investment demand growth was also strongest in China in 2010 (World Gold Council 2011b). The World Gold Council (Freeman 2011) notes that demand for physical gold and coins will probably “remain robust” in 2011. From a demand perspective, jewellery demand appears to be robust in China and Asia, although less robust in various other regions, including Europe. As the Asian economic powerhouses continue to grow, it is expected that they will also continue to be strong markets for gold, with China already the only market that did not show a downturn in its jewellery consumption in recessionary 2009 (World Gold Council 2011b).

China and India are also likely to be the leading drivers of consumption in the consumer electronics segment, which dominates industrial demand for gold. The sustained growth of these economies is likely to buoy this sector (World Gold Council 2011a and b). There were suggestions, however, that moves to lower costs in electronic components by reducing the gold coating thicknesses on contacts and connectors, which are the second-largest use of gold in the electronics sector, would result in a reducing demand for gold. This practice appears to be limited as a result of component failures, according to anecdotal evidence (World Gold Council 2011a).

18.1.6.	Gold Mining in the DRC

The DRC has two main gold producing districts: the Archaean greenstone belt terrain of northeast DRC (Orientale Province) that includes the Kilo, Moto and Ngayu belts; and the Twangiza-Namoya Proterozoic gold belt of South Kivu. The Kilo-Moto and Twangiza-Namoya districts had significant gold production prior to independence from Belgium in 1960. Mining activities since independence was undertaken by the gold parastatal OKIMO in the Kilo-Moto district while gold production at Kamituga and Namoya mines (Twangiza-Namoya Gold Belt) was undertaken by a private company called Sominki. Gold production by these enterprises discontinued by the mid nineties with only artisanal mining taking place in these two mining districts.

Since 2004, a number of junior and major international mining companies such as AngloGold Ashanti, Randgold Resources, Banro Corporation, Kilo and Loncor have made significant discoveries and commenced development and production. In the Moto greenstone belt, Moto Goldmines made a major multi-million ounce gold discovery in 2008 and in 2009, the company was acquired by Randgold Resources and AngloGold Ashanti who are now developing a major open pit and underground mine at Kibali in the Moto greenstone belt. In the Kilo greenstone belt, AngloGold Ashanti has recently announced the development of an underground mine at Mongbwalu. In the eastern part of the Ngayu greenstone belt, Kilo Goldmines announced an updated gold resource estimate at Adumbi in 2012.

In the Twangiza-Namoya gold belt, exploration by Banro Corporation since 2005, has delineated a multi-million ounce gold resource at Twangiza, Kamituga, Lugushwa and Namoya. The Twangiza open pit/ CIL mine was completed in 2011 and gold production has commenced. At Namoya, Banro is developing an open pit/heap leach project with production scheduled for 2013.

19.	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

No environmental or social studies can be reported on for the Ngayu Project at this early exploration stage. No environmental liabilities or penalties are pending for the Ngayu site. At this phase of exploration, very little environment impact has been made.

20.	CAPITAL AND OPERATING COSTS

Due to the early stage of the Ngayu Project, the capital and operating costs have not yet been fully investigated.

21.	ECONOMIC ANALYSIS

Due to the early stage exploration status of the Ngayu Project, an economic analysis cannot yet be reported on.

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22.	ADJACENT PROPERTIES

Mineral properties adjacent to the Ngayu Project are shown in Figure 30, sourced from the Congolese "cadastre minier" database (August 2008 version). The majority of the isolated permits situated within the Ngayu Project, have been awarded to KGL Somituri Sprl, which is owned 70% by Kilo Goldmines (KGL) and 5% by the DRC State. These permits are collectively referred to as the Somituri project and Kilo Goldmines announced its plans in a press release dated 21 December 2009 to commence resource definition diamond drilling on the project in January 2010. The Somituri project also includes the properties on the eastern boundary of Ngayu, hosting the Adumbi and Kitenge gold deposits. KGL also owns 3 properties situated on the northern boundary of Ngayu project, as shown in Figure 30. The western boundary of the Ngayu Project is bordered by 3 PRs granted to BRC Congo Development Sprl, a wholly owned subsidiary of Delrand Resources Limited. No press releases have been sent out by BRC Congo about the exploration and development plans for these PRs. It is anticipated that BRC will be prospecting for diamonds on the properties.

23.	OTHER RELEVANT DATA AND INFORMATION

23.1.	Country Profile for DRC

23.1.1.	Political and Economic Climate

The Democratic Republic of the Congo gained independence from Belgium in 1960 and, after gaining power, Colonel Joseph Mobuto Sese Seko renamed the country Zaire. He was overthrown by Laurent Kabila in 1997 who appointed himself president and changed the country’s name to the DRC. Since then, the DRC has had two additional presidents and a civil war which commenced in 1998.

Laurent Kabila was assassinated in January 2001 and was succeeded by his son Joseph Kabila, as Chief of State and Head of Government. Joseph Kabila negotiated with rebel leaders to establish a transitional government in 2003. On July 2006 the first multi-party elections were held in the country since its independence, and the second was held on 28 November 2011. From that time the country has been relatively peaceful. Unrest is still a problem since the recent elections, but it has quieted down after the late official election results in January 2012, declaring Joseph Kabila president for another term. The main area of unrest related to the election is still in the capital.

The other areas of unrest are to the north and east of the country, where rebel soldiers still have a foothold in restricted, isolated areas.

It is not clear as to the extent of the recent conflict areas, but there is a strong likelihood that it has affected the southern areas of the North Kivu Province. The primary security risks facing the region are:-

•	continued disarmament of armed groups in the North Kivu and Ituri Provinces and the extension of state authority to all areas of the DRC; and

•	a possible North Kivu rebellion or the final disarmament of the Democratic Forces for the Liberation of Rwanda (FDLR), an organisation which was associated with the 1994 genocide in Rwanda.

Since peace was re-established in 2003 the DRC has seen the return of international investment, particularly in the minerals industry. According to the CIA World Fact Book, exports of minerals have increased and the GDP has been boosted. The GDP was estimated to be USD25.19bn in 2011, an increase from the estimated USD23.66bn in 2010. The real GDP growth rate was 6.5% in 2011.

Exports were estimated to be US$10.93bn in 2011, with earnings derived predominately from diamonds, copper, coffee and sugar. The country has seen significant improvements in the inflation rate compared to their war-ridden periods, it was recorded at 17% in 2011, down from the 23.1% in 2010.

23.1.2.	Minerals Industry

The DRC played a globally significant role in the world’s production of cobalt and diamonds in the past. In 2007, the country’s share of the world’s cobalt production amounted to 36%; industrial diamond, 31%; and gem-quality diamond, 6%. The DRC accounted for about 49% of the world’s cobalt reserves. Copper and crude petroleum production also played a significant role in the domestic economy(Olson, 2008a, b; Shedd, 2008). The licence types available are summarised in Table 18.

The mining and mineral processing sector accounted for 13.2% of the GDP in 2006 (the latest year for which data were available); and the manufacturing sector, 4.5%. An estimated 700,000 artisanal miners were involved in diamond production; and employment in diamond trading amounted to about 100,000 (International Monetary Fund, 2005, p. 48-49; 2007, p. 46). La Générale des Carrières et des Mines (Gécamines), which was a State-owned company, produced cobalt and copper; other cobalt and copper mining companies were privately owned. The cement producers Cimenterie de Lukala and Interlacs were privately owned.

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The Government held an 80% share in the large-scale diamond producer Société Minière de Bakwanga (MIBA). Artisanal and small-scale miners accounted for most Congolese output of diamond, gold, niobium (columbium), tantalum, tin, and tungsten. Artisanal and small-scale miners also played a significant role in the country’s cobalt mine production.

In 2007, the production of niobium (columbium) in DRC increased by an estimated 133%; tantalum, by an estimated 129%; tin, by an estimated 89%; silver, by 13%; refined cobalt, by 10%; zinc, by 10%; and copper, by an estimated 10%. Refined copper production was restarted in 2007. Cobalt mine production declined by an estimated 7%; and diamond, by an estimated 5%.

Table 18: Types of Mineral Licences in the DRC

LICENCE TYPE	INITIAL PERIOD (Yrs)	TOTAL RENEWAL PERIOD (Yrs)	RIGHT
Exploration Permit (PR)	4 (Precious stones) 5 (Other minerals)	2 x 2 (Precious stones) 2 x 5 (Other minerals)	Exclusive real right to carry out mineral exploration for a specific mineral, including taking of samples for analysis and industrial assays. Exclusive right to obtain an Exploitation Permit. Area must be <400km2. Must prove financial capacity of ten times surface rights fees and complete an environmental Plan for Mitigation and Rehabilitation (PAR).
Exploitation Permit (PE)	30	15 x several times	Exclusive real right to carry out exploration, development, construction and exploitation works for a specific mineral. This includes the right to conduct mining operations, process and sell the mineral extracted. Area must be <400km2. The applicant must submit a feasibility study and technical framework for the development, construction and exploitation of the mine. An Environmental Impact study (EIE) and Environmental Management Programme (PGEP) must also be submitted. Transfer of 5% of shares to government at no charge.
Exploitation Permit for Small Mines (PEPM)	</=10 (Can be >10 with ministerial consent)	10 x several times	As for PE, but a PEPM holder has the right to transform it to a PE if the technical conditions of exploitation are justified.

23.1.3.	Minerals Industry Policy

A mining royalty of 4% on sales, less sales transport and related costs, is payable to the government for diamonds. Customs duties on the import of equipment are 2% for the exploration permit holders and 5% for the exploitation permit holders. Fuel, lubricants and mining consumables are taxed at 3% for both permits. There is no export duty on marketable products. The DRC company tax rate is 30%, and the withholding tax on dividends is set at 10%.

With the assistance of the World Bank, the New Mining Code (NMC) was passed in July 2002, and together with it, a companion document of regulations was released. The NMC governs the prospecting, exploration, exploitation, processing, transportation and sale of mineral commodities.

All rights to minerals are vested in the State, and the State is responsible for the promotion and regulation of developments in the sector. The type, duration and special requirement of the various licences issued by the Mining Registry is summarised in Table 18. Licences are only granted through an agent domiciled in the DRC or through a tender process in the case of “valuable known mineral deposits”.

23.1.4.	Physiography and Climate of the DRC

The DRC is largely land locked and has political borders with nine African States and 37km of coastline in the west. The country rises from the coastal regions in the west to a low-lying central basin, surrounded by mountain belts in the south and east, the highest point of which is Peak Margherita on Mont Ngaliema (former Mount Stanley) in the Ruwenzori range at 5,110m above mean sea level (amsl).

The DRC is dominated by hot humid conditions in the equatorial Congo River basin with a wet season from April to October and a dry season December to February. The southern mountain regions are cooler and drier and the eastern mountain belt is cooler but wetter. South of the Equator the wet season occurs from November to March and the dry season April to October (World Fact Book).

23.1.5.	Political Risk

The DRC is considered a high economic and political risk country, according to AON Corporation, a global risk management specialist company which analyses political and economic risk for countries on an annual basis. The high risk is attributed largely to the on-going political unrest and violence in the North Kivu and Oriental Province. Other factors include poor governance, corruption, poverty, lack of skilled labour, lack of foreign investment and other minor factors

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24.	INTERPRETATION AND CONCLUSIONS

Exploration at Ngayu has demonstrated that the area is underlain by a typical Archaean greenstone sequence, comprising basic and intermediate lavas and tuffs, chemical precipitates in the form of banded iron formation and chert, and metamorphosed clastic sediments. The greenstones are locally intruded by syn-tectonic, acid to intermediate rocks, and flanked by basement granitoids. As is usually the case in greenstone terrain, the sequence has been complexly folded and faulted by several deformation events. These periods of tectonism, together with the presence of chemically reactive host rocks, have formed structural and chemical environments suitable for hydrothermal gold mineralization.

The presence of gold mineralization at Ngayu is confirmed by historical data, and the presence of significant artisanal mining of alluvial placers, colluvial deposits and bedrock mineralization. Work by Loncor has established that several styles of primary gold mineralization exist at Ngayu, all with economic potential:-

•	associated with BIF (e.g Yindi and Makapela Reef 2);

•	discrete, laterally continuous, robust quartz veins within narrow shears (e.g. Makapela Reef 1);

•	sheeted veins, veinlets and stockworks within basalts and metasediments (e.g. Itali); and

•	quartz veins within sheared dioritic intrusives (e.g. Matete).

Loncor’s most advanced prospect is Makapela, where an Inferred Resource of 1.0Moz of gold (4.1Mt at 7.59 g/t Au) is estimated. It is concluded that Makapela has the potential to develop into an underground mining operation, and a Preliminary Economic Assessment is planned for the second half of 2012.

A total of 18 drill holes were completed at Yindi. This prospect is significant in that the presence of BIF-related mineralization, similar to that at Geita in Tanzania, is confirmed. It is concluded that potential exists for the development of larger Geita-style deposits in more favourable structural settings elsewhere on the concession (e.g. where the BIF has been folded and/or thrusted, as at Imva and Anguluku).

Drilling at Itali is in the early stages, but results from the first hole are encouraging, with an intersection of 37.97 m @ 2.66 g/t Au. Based on soil geochemical results and the extent of artisanal activity, the mineralization has a potential strike of at least 1 km. Possible northeasterly extensions to this zone are indicated by results of the regional BLEG survey.

BLEG geochemical sampling, supported by detailed geophysical interpretation, has proved to be a very reliable, and time/cost effective method of assessing large tracts of ground. The technique is particularly advantageous in areas such as Ngayu, where thick forest cover and deep tropical weathering, result in difficult logistics and very poor exposure. A total of six high priority, seven medium priority and four lower priority exploration targets have been defined by the regional surveys, and detailed follow-up has commenced on the four targets considered to have the best potential. Significant soil and rock chip anomalies have been defined, and it is anticipated that drill targets will be developed on each during the second half of 2012.

As the Ngayu project is at the exploration stage, data for interpretation are limited to soil, rock chip, BLEG and drilling samples. Histograms for data collection using the various methodologies are provided in Figure 31 to Figure 34, and all provide the same interpretation. The data are negatively skewed as is always the case with gold grade data. The variance and standard deviation from the mean is vast, showing an inherent nugget effect typical of gold mineralization. It must be appreciated that the statistics carried out in Figure 31 to Figure 34 are classical statistics and include no element of spatial distribution.

25.	RECOMMENDATIONS

Loncor has compiled a work programme for future exploration activities with associated costs for the Ngayu Project as summarised in Table 19. A total of USD14m has been assigned for the purpose of exploration during 2012, which budget Venmyn considers appropriate (approximately USD8m of such budget relates to the last seven months of 2012). In the exploration programme, the main operational objectives of the 2012 Ngayu exploration programme are:-

•	to define an Inferred Resource at Makapela during the second quarter of the year; this objective was successfully accomplished in May 2012;

•	to continue outline drilling of the Itali mineralized zone (in progress), with additional drilling to define an Inferred Resource if warranted.; and

•	to define at least three quality drilling targets on other prospects, and commence drilling in the second half of the year. This work is in progress, with drilling scheduled to commence in mid-August.

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The geological staff will be increased by employing an additional four Congolese geologists and four local field assistants. Yindi camp will continue to be the main operational base for logistical and strategic reasons, and work at other prospects will be supported by a series of fly camps. The old colonial road from Yindi to the north of the concession is being rehabilitated, initially as far as Matete. This will significantly reduce the amount of helicopter support required by the fly camps and drilling operations.

25.1.	Makapela

Following the maiden Inferred Resource estimate of 4.1 million tonnes @ 7.59 g/t Au for 1.0 million ounces of gold, the following work is recommended during the remainder of 2012:-

•	additional drilling on the main mineralised zones, with the main objective of better defining the orientation of the higher grade shots, and their extension with depth;

•	metallurgical test-work in order to estimate gold recoveries for the different reef types, from the oxide, transition and sulphide zones;

•	preliminary mining and infrastructural studies, and determination of capital and operating costs; and

•	preliminary environmental considerations.

The above work will form part of a Preliminary Economic Assessment, the results of which will determine the extent and direction of further work at Makapela. This may include infill drilling to elevate resources to the Indicated category, and deeper drilling to extend the Inferred Resources down plunge.

Potential also exists at Makapela for defining new mineralized veins and vein extensions. This work is ongoing, and comprises the follow-up of soil and rock chip anomalies, firstly by auger drilling, and then by diamond drilling.

25.2.	Itali

The initial drill hole at Itali intersected 37.97 true thickness metres at an average grade of 2.66 g/t Au, supporting an intersection in a nearby trench of 42.50 m @ 2.11 g/t Au. Soil geochemistry and the presence of artisanal workings indicates that the mineralized zone may have a strike of at least 1 kilometre, and this is currently being tested by outline drilling on a 160 m line spacing.

An important factor at Itali is the depth of complete oxidation, which is at vertical depths of at least 100m in the drill holes completed to date.

The results of the outline drilling will determine whether infill drilling at an 80 m spacing is warranted, from which a maiden resource can be estimated.

25.3.	Other Targets

Targets defined by the 2011 BLEG surveys and geophysical interpretation are being systematically followed up. Since the start of 2012, soil sampling, geological mapping and rock chip sampling have been carried out at Matete, Nagasa, Mondarabe and Anguluku, and significant geochemical anomalies with mineralized strike lengths of up to 4.5 km have been defined. Work is now focussing on infill soil sampling in anomalous areas, channel sampling and auger drilling, with the objective of defining diamond drill targets.

Drilling is scheduled to commence in mid-August 2012, with the objective of outlining mineralized zones on a 160 m line spacing at a vertical depth of 80 m. Potentially economic zones will be prioritised for additional drilling during 2013.

25.4.	Geophysical Surveys

Combined more detailed aeromagnetic and radiometric surveys are scheduled for July 2012 over the Imva Fold area (which includes Itali, Matete, Nagasa and Mondarabe), Anguluku and Makapela. The surveys will be flown at a line spacing of 50 m, and will provide much more detailed data than the regional 2008 survey, which was flown at a 200 m line spacing. The results will enable the lithologies and structures in the target areas to be more closely defined, the mineralization controls to be better interpreted, and drilling sites to be optimised. The radiometric data will also assist in defining and interpreting areas of complex regolith, where soil geochemical data are less reliable.

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 Table 19: Projected Exploration Time-line for Ngayu Project in 2012

PROSPECT	ACTIVITY	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Makapela	Inferred Resource Drilling
Drilling New Veins and Extensions
In-fill Drilling (Indicated Resources)
Resource Estimation
Auger Drilling
Itali	Outline Drilling
Inferred Resource Drilling
Other Prospects	Gridding, Mapping and Soil Sampling
Regolith Mapping/Remote Sensing
Rock Chip and Channel Sampling
Auger Drilling/Trenching
Ground Geophysics
Diamond Drilling

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26. REFERENCES

DATE	AUTHOR	TITLE	SOURCE
1981		Carte Geologique de Reconnaissance Bafwasende N1/27 1:200,000	Republique du Zaire Departement Des Mines
1984	J. Lavreau	Vein and Stratabound Gold Deposits of Northern Zaire	Mineral Deposita 19, pg 158-165.
2006	Fernandez-Alonso et al	The NE Kibaran Belt (NKB): New Uniform Stratigraphies and Compiled Geological Map	www.bdewaele.be
2007, November		Mapping and Geochemical Sampling Procedures, Forms and Code Lists.	Banro Congo Mining
2008, October	F.J. Harper and M.C. Tyndall	Prospectivity Report on the Gold and Platinum Assets in the North Kivu Province, DRC Prepared for Loncor Resources.	Venmyn
2009, March	F. Mattheys	Gold Mineralization in the Bas Congo Exploration Permits in the Orientale Province of the DRC.	Loncor
2009, June	D. Daud and A. Tebete	Geological Overview of the Manguredjipa Area, Nord Kivu Province, DRC.	Loncor
2009, November		Overview of Sample Preparation Laboratory Activities	Banro Corporation
2009, November		The "Ngayu West" Gold Concessions (Upper Congo), DRC, Central Africa.	Department of Geology, Royal Museum for Central Africa, Tervuren, Belgium.
2009, December		2008 Political and Economic Risk Map	www.aon.com
2010, January		Kilo Goldmines News Release	www.infomine.com/index/pr/Pa839293.PDF
2010, January		BRC Congo Development Sprl Company Information	www.afdevinfo.com
2010, January		CIA - The World Fact Book: DRC	www.cia.gov/library/publications/the-world- factbook/geos/cg.html

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27.	DATE AND SIGNATURE PAGE

The effective date of this report is 29th May 2012. The qualified person (within the meaning of NI 43-101) responsible for preparing this report is Mr. Andrew N. Clay.

Signed in Johannesburg, South Africa on 12th July 2012.

ANDREW N. CLAY
M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M., Pr
Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA,
M.Inst.D, AAPG, SPE.
MANAGING DIRECTOR

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Appendix 1: Glossary of Terms

Aplites	A fine-grained, light-colored granitic rock consisting primarily of orthoclase and quartz.
Archaean	A geologic eon before the Proterozoic and Paleoproterozoic, before 2.5 Ga
Anatexis	A high-temperature process of metamorphosis by which plutonic rock in the lowest levels of the crust is melted and regenerated as a magma.
Arkose	Coarse sandstone that has formed by the disintegration of granite without appreciable decomposition. It thus consists primarily of quartz and feldspar grains. In the absence of stratification, arkose may bear superficial resemblance to granite, and it sometimes has been described as reconstituted granite, or granite wash. Like the granite from which it was formed, arkose is pink or gray.
Arsenopyrite	An iron arsenic sulfide (FeAsS) mineral. It is a hard (Mohs 5.5-6) metallic, opaque, steel grey to silver white mineral with a relatively high specific gravity of 6.1.
Assay laboratory	A facility in which the proportions of metal in ores or concentrates are determined using analytical techniques.
Chalcopyrite	A copper iron sulfide mineral that crystallizes in the tetragonal system. It has the chemical composition CuFeS2.
Collectivité	Local Authority
Conglomerate	Lithified sedimentary rock consisting of rounded fragments larger than 0.08 in. (2 mm) in diameter. It is commonly contrasted with breccia. Conglomerates are usually subdivided according to the average size of their constituent materials into pebble (fine), cobble (medium), and boulder (coarse).
Dip	The angle that a structural surface, i.e. a bedding or fault plane, makes with the horizontal measured perpendicular to the strike of the structure.
Eburnean Orogeny	A Palaeoproterozoic (2.1-1.8 Ga) transpression tectonic event that resulted in the amalgamation of the Zimbabwe, Tanzania and Congo cratons.
Elutriation	Also known as air classification, is a process for separating lighter particles from heavier ones using a vertically-directed stream of gas or liquid (usually upwards). This method is profoundly used for particles with size (>1μm)
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralization.
Faulting	The process of fracturing that produces a displacement.
Feasibility study	A definitive engineering estimate of all costs, revenues, equipment requirements and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.
Footwall	The underlying side of a fault, orebody or stope.
Grade	The relative quality or percentage of ore metal content.
Greenstone belt	Zones of variably metamorphosed mafic to ultramafic volcanic sequences with associated sedimentary rocks that occur within Archaean and Proterozoic cratons between granite and gneiss bodies.
Groundwater	Water found beneath the surface of the land.
Hydrological	Pertaining to water either above or below the surface.
In situ	In place, i.e. within unbroken rock.
Inselberg	An isolated mountain or hill rising abruptly from its surrounding.
Internal standard	Internal laboratory sample for which the metal content is known.
Kibaran belt	An intracontinental mobile belt situated between the Congo Crato in the west and the Tanzanian Craton in the east. It is made up of metasediments and volcanics dating from 1,400-950Ma.
Kriging	A mathematical estimation technique based on geostatistics and used for modelling ore bodies.
Metallurgy	In the context of this document, the science of extracting metals from ores and preparing them for sale.
Metallurgical recovery	Proportion of metal in mill feed which is recovered by a metallurgical process or processes.
Milling/mill	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the mineral is separated from the ore.
Mineable	That portion of a resource for which extraction is technically and economically feasible.
Mineralization	The presence of a target mineral in a mass of host rock.
Mineralised area	Any mass of host rock in which minerals of potential commercial value occur.
Mine Recovery Factor (MRF)	This factor reflects the difference between the in situ ore reserve grades (or contained metal) and the grade (or contained metal) at the front of the concentrator plant and accounts for losses of metal during the mining process.
Net Present Value (NPV)	The NPV is the present value of future cash flows calculated from an escalated and inflated free cash flow of the operations. This is discounted back at inflation and then further discounted at a project risk rate. The NPV can be of cash flows before or after tax, or based upon full shareholders returns net of withholding taxes.
Ore	A mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.
Orebody	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible.
Porphyritic	Containing relatively large isolated crystals in a mass of fine texture
Phyllite	A type of foliated metamorphic rock primarily composed of quartz, sericite mica, and chlorite; the rock represents a gradation in the degree of metamorphism between slate and mica schist

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Precambrian	A major interval of geologic time between about 540 million years (Ma) and 3.8 billion years (Ga) ago, comprising the Archean and Proterozoic eons and encompassing most of Earth history.
Proterozoic	A geological eon aged 2.5Ga to 542Ma representing a period before the first abundant complex life on Earth. It is divided into 3 eras, namely Palaeoproterozoic (2.5Ga-1.6Ga), Mesoproterozoic (1.6Ga-1.0Ga) and Neoproterozoic (1.0Ga-542Ma).
Pyrite	An iron sulfide with the formula FeS2. This mineral's metallic luster and pale-to-normal, brass-yellow hue have earned it the nickname fool's gold due to its resemblance to gold.
Quartzophyllades	A historical term used mainly in Belgium to describe silty slates
Refining	The final purification process of a metal or mineral.
Rehabilitation	The process of restoring mined land to a condition approximating to a greater or lesser degree its original state. Reclamation standards are determined by the South African Department of Mineral and Energy Affairs and address ground and surface water, topsoil, final slope gradients, waste handling and re-vegetation issues.
Run-of-Mine (ROM)	This is ore extracted from the mine and which has sufficient metal content to justify processing. This figure includes dilution.
Sampling	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).
Slimes	The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Smelting	The extraction of metal from ore by heating.
Specific gravity	Measure of quantity of mass per unit of volume, density.
Spot price	The current price of a metal for immediate delivery.
Stratigraphic	A term describing the sequence in time of bedded rocks which can be correlated between different localities.
Strike length	Horizontal distance along the direction that a structural surface takes as it intersects the horizontal.
Stockpile	A store of unprocessed ore or marginal grade material.
Stope	Excavation within the orebody where the main production takes place.
Tailings	Finely ground rock from which valuable minerals have been extracted by milling.
Tailings dam	Dams or dumps created from waste material from processed ore after the economically recoverable metal has been extracted.
Tonnage	Quantities where the ton is an appropriate unit of measure. Typically used to measure reserves of metal-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Total tonnes mined	Total number of tonnes of ore and waste which is extracted from the mine.
Waste rock	Rock with an insufficient metal content to justify processing.
Working costs	Working costs represent:-
a) production costs directly associated with the processing of metal; and
b) selling, administration and general charges related to the operation.
Yield/Recovered grade	The actual grade of ore realised after the mining and treatment process.

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Appendix 2: Abbreviations

AAPG	American Association of Petroleum Geologists
Amsl	Above Mean Sea Level
ASAIMM	Associate of the South African Institute for Mining & Metallurgy
Banro	Banro Corporation
Banro Congo	Banro Congo Mining Sarl
BBBEE	Broad-Based Black Economic Empowerment
BIF	Banded Iron Formation
Bn	Billion
BRGM	Bureau du Recherches Géologiques et Minières
CAMI	Cadestre Minier
CIMMP	Canadian Institute of Mining. Metallurgy and Petroleum
DCF	Discounted cash flow.
DRC	Democratic Republic of the Congo
FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy
FGSSA	Fellow of the Geological Society of South Africa
FSAIMM	Fellow of the South African Institute for Mining & Metallurgy
Ga	Giga annum (Billion years)
GPS	Global Positioning System
IOD	Institute of Directors of South Africa
km	Kilometre
km2	Square kilometre
Loncor	Loncor Resources Inc.
Loncor Congo	Loncor Resources Congo SPRL
M.Sc	Master of Science degree
m2	Square metres
Ma	Mega annum (Million years)
mamsl	Meters above mean sea level
MBA	Masters of Business Administration
Mt	Million tonnes
NAV	Net Asset Value
NMD	Notified Maximum Demand
NPV	Net Present Value
oz	Ounce
PGE's	Platinum Group Elements
Pr.Sci.Nat	Professional Natural Scientist
QA/QC	Quality Assurance and Quality Control
ROM	Run-Of-Mine
t	metric tonnes
tpd	tonnes per day
tpy	tonnes per year
tpm	tonnes per month
USD	US Dollar
USDm	Million US Dollars
USD/oz	US Dollar per ounce
Venmyn	Venmyn Rand (Pty) Limited
ZAR	South African Rand
ZARm	Million South African Rands
ZAR/t	South African Rands per tonne

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Appendix 3: Qualified Person’s Certificate

Andrew Neil Clay

Venmyn Rand (Pty) Ltd

First Floor, Block G

Rochester Place

173 Rivonia Road

Sandton

2146

South Africa

Telephone: +27 11 783 9903

Fax: +27 11 783 9953

CERTIFICATE OF QUALIFIED PERSON

I, Andrew Neil Clay, do hereby certify that:-

1.	I am the Managing Director of Venmyn Rand (Pty) Ltd

First Floor, Block G

Rochester Place

173 Rivonia Road

Sandton. 2146

South Africa

2.	I am a graduate in Geology and have a Bachelor of Science from University College Cardiff in 1976.;
3.	I am a member/fellow of the following professional associations:-

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION
Member	Canadian Institute of Mining, Metallurgy and Petroleum	2006
Advisor	JSE Limited Listings Advisory Committee	2005
Issuer	JSE Issuer Services	2008
Member	JSE Issuer Mining Sub-committee	2009
Associate Member	American Association of Petroleum Geologists	2005
Member	South African Institute of Directors	2004
Fellow	Geological Society of South Africa	2003
Member	American Institute of Mineral Appraisers	2002
Member	South African Institute of Mining and Metallurgy	1998
Fellow	Australasian Institute of Mining and Metallurgy	1994
Member	Natural Scientist Institute of South Africa	1988
Member	Investment Analysts Society of South Africa	1990
Member	Society of Petroleum Engineers	2009
Member	Project Management Institute	2011

4.	I have practiced my profession continuously since graduation. My relevant experience for the purpose of the technical report (the “Technical Report”) dated 29th May 2012, entitled “Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo” is:-

YEAR	CLIENT	COMMODITY	DOCUMENTATION
2012	Optimum Coal	Coal	Independent Opinion
2012	Wits Gold	Gold	CPR and Valuation
2012	Pan African Resources	Gold	CPR and Valuation
2012	Banro	Gold	Technical Report and Valuation
2012	Harmony Evander	Gold	Full CPR and Valuation
2012	Boynton	PGM	Pre-feasibility Study
2012	Sudor Coal	Coal	Valuation
2012	NMIC	Gold	Technical Report and Valuation
2011	SSC Mandarin	Gold	Independent Corporate and Technical Advisor
2011	Harmony	Gold	CPR
2011	Afrisam	Cement	Independent Valuation
2011	Chromex	Chrome	Hong Kong Listing
2011	Banro	Gold	Independent Technical Statement
2011	Xceed Capital	Coal	Independent Valuation Statement
2011	Chrometco	Chrome	Independent Valuation
2011	Scinta	Coal	Independent Technical Statement and Valuation
2011	Seque Manganese	Manganese	Prospectivity and Scoping Study
2011	Sable	PGE	Prospectivity and Drilling Density CP
2011	Taung	Gold	Hong Kong Listing
2011	Maghreb Minerals	Zinc	CPR
2011	Veremo	Iron	Updated Technical Statement on Veremo
2011	Smart Carbon	Coal	Strategic Advisor
2011	Sephaku	Cement

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YEAR	CLIENT	COMMODITY	DOCUMENTATION
2011	Axmin	Gold	Technical and Economic Documentation
2011	Absa Vanadium	Vanadium	Vanadium Project Valuation
2011	BCL Dumps	Nickel	Scoping Study
2011	AMRT	Copper/Gold	Scoping Study
2011	Jindal Mining	Coal	Techno-Economic Statement on the Mbili Coal Project
2011	Essar RioZim	Various	Corporate Transaction
2011	SEW Trident	Coal	Transaction and Valuation Planning
2011	PSIL	Uranium	Strategic Valuation
2011	Kibo Mining	Gold/Various	Tanzanian Assets
2011	Moabsvelden Coal	Coal	Technical and Valuation Work
2011	Wesizwe	PGE	Fairness Opinion
2010	Namane	Coal
2010	Bauba Platinum	Platinum	Independent Strategic Technical Advisor
2010	Evraz Mapochs		Independent Valuation
2010	African Copper	Copper	Independent Mass Balance and Orebody Fatal Flaws Assessment
2010	Advanced Mineral Recovery Technologies	Gold	Independent Sampling and Mass Balance Report
2010	Xstrata Coal	Coal	Independent Valuation Certificate
2010	Sephaku	Cement	Independent Technical Review
2010	White Water Resources	Gold	Independent Competent Persons’ Report
2010	White Water Resources	Gold	Independent Technical Statement
2010	Platmin	Platinum	Independent Techno-Economic Reports and Valuation
2010	West Wits Mining	Gold	Independent Prospectivity Review
2010	SSC Mandarin	Gold	Independent Corporate and Technical Review
2010	Ultra Tech	Cement	Independent Techno-Economic Statements
2010	Taung	Gold	Independent Technical Review
2010	Taung	Gold	Independent Valuation Statement
2010	Sylvania	PGMs	Independent Technical and Valuation Experts Report
2010	Mzuri Capital	Gold	Independent AIM Compliant Competent Person’s Report
2010	Kalagadi	Manganese	Independent High Level Techno-Economic Review
2010	Lesego	Platinum	Independent Techno-Economic Valuation Report
2010	Lesego	Platinum	Independent Executive Summary
2010	G&B Resources	Li	Independent Prospectivity Review
2010	Miranda	Coal	Independent Technical Resource and Valuation Statement
2010	Loncor	Gold	Independent Techno-Economic Valuation Report
2010	Gentor Resources	Copper	Indpendent Techno-Economic Report
2010	ETA Star	Coal	Independent Valuation Report
2010	AfriSam	Cement	Independent Technical Review
2010	Buildmax	Cement	Independent Short-Form Competent Report
2010	Anglo Platinum	Platinum	Independent Valuation of the PGM Assets
2010	Nyota Minerals	Gold	Independent Inferred Resource Estimate
2010	Absolute Holdings	Platinum	Independent Competent Persons’ Report
2010	AfriSam	Cement	Independent Technical Review
2010	African Copper	Copper	Mass Balance and Orebody Fatal Flaws Assessment
2010	Ruukki	Platinum	Short-Form Techno-Economic Statements
2010	Umbono Capital	PGMs	Independent Competent Persons’ Report
2010	Anglo Platinum	PGMs	Independent Mineral Asset Valuation
2010	Zambia Copper Investments	Copper	Mineral Asset Valuation
2010	White Water Resources	Gold	Short-Form Valuation Statements
2010	Central African Gold	Gold	NI 43 – 101 Technical Report
2010	Platmin	Platinum	Updated NI 43 – 101 Technical Report
2009	G & B Resources	Uranium	Independent Competent Persons’ Report
2009	Kalagadi	Manganese	Independent Techno-Economic Review
2009	Sephaku Cement	Cement	Indendent Competent Persons’ Report
2009	Metorex	Gold	Independent Fairness Opinion
2009	Kivu Resources	Pegmatites	Independent prefeasibility study
2009	Kalagadi Manganese	Manganese	Independent Tehno-Economic Review
2009	Taung Gold	Gold	Independent Competent Person’s Report
2009	Sylvania Resources	Platinum	Independent Technical and Valuation Expert’s Report
2009	Ernst & Young Jordan	Gold	Independent Valuation Report on mineral assets of a Gold Mining Concession in Ethiopia
2009	Dwyka Resources	Gold	Independent Technical Statement on Tulu Kapi Gold Project
2009	G & B African Resources	Pot Ash	Independent Prospectivity Review
2009	Central African Gold	Gold	Information Memorandum in the form of NI 43-101 Compliant Technical Statement
2009	Braemore Resources	Platinum	Fairness Opinion
2009	New Dawn	Gold	Independent Technical Statement
2009	Investec	Cement	Independent Technical Review of CILU Cement assets

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YEAR	CLIENT	COMMODITY	DOCUMENTATION
2009	IBI	Iron ore	Independent Technical Resource Statement
2009	Chrometco	Chrome	Fairness Opinion
2009	Rand Uranium	Uranium	Mineral Resource Review and Modelling
2008	Signet Mining	Coal	Independent valuation of coal assets
2008	Lesego Platinum	PGMs	Independent Competent Person’s Report for JSE Listing
2008	Norilsk Nickel	Nickel	Review of business strategy
2008	Minero Group	Zinc/Lead	Review of business strategy and Competent Person’s Report
2008	Paramount Mining	Diamonds	Independent Technical Statements
2008	Anglo Platinum	PGMs	Independent Technical Report and valuation
2008	Demindex	Diamonds	Review of business strategy and Technical Advice
2008	Investec	Cement	Due Diligence and valuation of Cilu Cement
2008	DGI	Copper/Cobalt	Independent Technical Statements
2008	Abalengani	Platinum	Review of plant and valuation
2008	Absolute Holdings		Quarry valuation
2008	Metorex	Copper/Cobalt	Fairness Opinion
2008	Investec	Cement	Due diligence on Sephaku assets
2008	Kivu Resources	Tantalite	Tantalite strategic planning and valuation
2008	Tantilite Resources	Tantalite	Independent Technical Report
2008	DGI	Copper/Cobalt	Independent Technical Statement and valuation
2008	Uramin	Uranium,	Resourse Review and Technical Statements
2008	Harmony Gold Mining	Au, Uranium	Independent Technical Statements and Strategic business plan
2008	Harmony Gold	Uranium	Cooke Dump Resource and Finacial Valuation
2008	Harmony Gold	Au Uranium	Resevre and Resource Audit for the group
2008	Nkwe Platinum	PGMs	Independent Technical Statement and Competent Person’s Report
2008	Highveld Steel & Vanadium	Steel, Vanadium	Independent Resource and Reserve planning
Corporation
2008	African Minerals	Diamonds	Independent Technical Statements
2008	Continental Coal	Coal	Independent Technical Report
2008	Industrial Base Metals	Base Metals	Base Metal Refinery Audit
2007	Crushco	Industrial Minerals	Independent valuation
2007	Kimberley Consolidated Mining	Diamonds	Independent valuation
2007	LionOre Mining	Nickel. PGMs	Technical and economic valuation
2007	PBS Group	PGMs	Project review
2007	Western Areas	Au	Independent valuation
2007	Harmony Gold Mining	Au. Uranium	Independent scoping and valuation
2007	Great Basin Gold	Au	Independent valuation for BEE transaction
2007	BRC/Diamondcore Resources	Diamonds	Valuation and Opinion provider
2007	Urals Investors	Diamonds Au. PGMs	Independent Transaction Report
and Oil and Gas
2007	Energem	Diamonds	Indepndent Technical Statement for Koidu
2007	Xstrata	Cr	Independent CGT and Valuation advice
2007	PWC Magnetite Mine Review	Magnetite	Independent Mineral Resource Review and Valuation for apportionment calculations
2007	Magnum Resources	Ta	Independent Mineral Resource Review
2007	Gaanahoek Coal Deposit	Coal	Prospectivity Review
2005	Letseng	Diamonds	Independent Competent Person’s Report for disposal
2005	Zimplats Tenements	Platinum Group Metals	Independent Competent Person’s Report for disposal
2005	DRD	Gold	Fair & Reasonable
2005	ARM Madikwa	Platinum Group Metals	Independent Valuation for Impairment Calculation
2005	Harmony Competitions Tribunal	Gold	Independent Expert Witness
2005	Ecca Holdings	Bentonite	Independent Industry Review
2007	DRDGold	Au	Emperor Gold Mines independent forensic review
2007	Kimberley Diamonds Corporation	Diamonds	Independent Listings Documentation
2007	Rockwell	Diamonds	Transhex Transaction Documentation
2007	Rockwell	Diamonds	Independent Mineral Resource Review
2007	Caledonia Mining	Au	Independent Disposal Documentation Eersteling
2007	Caledonia Mining	Au	Independent Disposal Documentation Barbrook
2007	Adsani Tantalite Refinery	Ta	Independent Technical Report
2006	LionOre	Ni Base Metals	Independent Valuation of Falconbridge International and Nikkelverk Refinery
2006	LionOre/BCL	Ni Base Metals	Independent Technical and Economic Valuation
2006	Vanamin	V	Independent Report for disposal
2006	Kurils Islands	Au	Independent Technical Report NI43-101
2006	Mgart Armenia	Au	Independent Assessment and Valuation for AIM
2006	Zimbabwe Mining Bill	All	Preparation of industry submission to government

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YEAR	CLIENT	COMMODITY	DOCUMENTATION
2006	Energem	Oil & Gas	Preparation of National Instrument Compliance
2006	Ncondedzi Coal	Coal	Technical & Corporate Listing Documentation
2006	Metallon International - Armenia	Gold & Base Metals	Prospectivity & Exploration Programme Preparation
2006	Hood Tantalite	Tantalite	Independent Techno Economic Valuation Report
2005	Harmony Randfontein 4 Shaft	Gold	Independent Valuation
2005	Gallery Gold	Gold	Independent Competent Person’s Report for disposal
2005	Stuart Coal	Coal	Independent Competent Person’s Report for disposal
2005	Elementis Chrome	Chrome	Independent Industry Review
2005	Diamond Core	Diamonds	Independent Competent Person’s Report
2005	Diamond Core	Diamonds	Fair & Reasonable Statement
2005	Kensington Resources	Diamonds	Independent Inspection & Certification of Laboratory
2005	Bayer Valuation	Chrome	Independent Valuation for Economic Empowerment Transaction
2005	Pangea Diamonds	Diamonds	Independent Competent Person’s Repor
2005	LionOre International	Nickel	Tati Nickel Review of Mineral Resources.
	Aquarius PSA2		Independent Competent Person’s Repor
2005	Aquarius	Platinum	Marikana Mineral Resources Review.
2005	LionOre International	Nickel	Nkomati Due Diligence and Transaction Value Calculations.
2005	LionOre International	Nickel	World Nickel market study for group corporate work.
2004	Avgold Limited	Gold	Fair & Reasonable Opinion on the Methodologies applied and Values attributed to the Mineral Assets of ET Cons
2004	Aquarius	Platinum	Update of Independent Valuation of Mimosa Independent Techno-Economic Report and Fair and
2004	Aquarius	Platinum	Reasonable Opinion tot the PIC, DBSA and IDC on the 26% BEE Transaction for AQPSA – Document waived by the JSE.
2004	Mimosa Mining Company	Platinum	Mineral Resource and Ore Reserve Review
2004	Zimplats	Platinum	Zimplats Makwiro Valuation and Corporate Restructuring
2004	Assmang	Manganese	CGT Valuation
2004	Aquarius	Platinum	CGT Valuation
2004	Sishen South	Iron	CGT Valuation
2003	Unki Platinum Project	Platinum	CGT Valuation
2003	Hernic Ferrochrome (Pty) Ltd, Itochu Corporation	Chromite	Independent valuation of the Stellite Chromite Mine Joint Venture.
2003	African Diamond Holdings (Pty) Ltd	Diamonds	Independent techno-economic due diligence and valuation of African Diamond Holdings marine diamond concessions and diamond cutting operation in Walvis Bay, Namibia.
2003	Unki Platinum Project, Zimbabwe	Platinum	Techno-Economic Valuation Report & Fair & Reasonable Opinion
2003	Transvaal Ferrochrome Ltd	Ferrochrome	Independent Competent Person’s Report and Valuation as a bankable Document for Australian Stock Exchange
2003	Aquarius Platinum (SA) (Pty) Ltd	Platinum	Independent Competent Person’s Report and Valuation for the Everest South Project
2002	Zimbabwe Platinum Mines Ltd	Platinum	Independent valuation of Zimplats relative to the value of the Impala Platinum Ltd/AurionGold Ltd transaction.
2002	Mitsubishi Corporation	Ferrochrome	Expansion Report and Valuation on Hernic Ferrochrome (Pty) Ltd.
2002	Aquarius Platinum Ltd	Platinum	Acquisition Report on ZCE Platinum Ltd including the due diligence and valuation of Mimosa Mine in Zimbabwe.
2002	Freddev	Gold	Valuation of Mineral Rights & Royalties
2002	Barnex	Gold	Valuation of Mineral Rights & Royalties
2002	Western Areas	Gold	WA4 Project : Valuation of Mineral Rights & Royalty Agreement
2002	Mitsubishi	Ferrochrome	Expansion report and valuation
2002	Aquarius	Platinum	Acquisition Report
2001	Northam	Platinum	Valuation
2001	Mitsubishi Corporation	Ferrochrome	Due Diligence, Valuation and Acquisition Report
2001	Amcol Due Diligence	Bentonite	Independent due diligence and valuation on G&W
2001	Zimplats Impala Raising	Platinum	Circular to shareholders valuation report
2000	African Minerals	Varied	Independent competent person’s report
2000	Barnato Exploration Limited	Varied	Competent person’s report
2000	Durban Deep	Gold	Independent valuation report
2000	Iscor Limited	Varied	Independent valuation of exploration assets
1999	Harmony Gold Mining Co Ltd	Gold	Harmony / Kalgold / West Rand Cons
1999	Leighton Contractors	Tin	Pre-feasibility study Pemali Tin (Indonesia)
1999	Mitsubishi	Ferro-Chrome	Techno-economic valuation of Hernic Chrome
1998	Barnex Ltd	Wits Gold	Due diligence
1998	Camco	Diamonds	Independent Competent Person’s Report and valuation
1998	Crown Mines and DRD	Wits Gold	Valuation
1998	Egyptian Government	Phosphate	Due diligence and valuation
1998	Great Fitzroy Mines	Copper	Competent Person’s Report and Valuation
1998	Iscor Mining	Greenstone Gold	Due diligence and valuation
1998	JCI Ltd	Wits Gold	Competent Person’s Report

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YEAR	CLIENT	COMMODITY	DOCUMENTATION
1998	Randgold & Exploration Co Ltd	Gold	Competent Person’s Report
1998	Western Areas	Wits Gold	Competent Person’s Report
1997	CBR Mining	Coal	Due diligence
1997	Durban Roodepoort Deep Ltd	Wits Gold	Competent Person’s Report
1997	G&W Base	Bentonite	Due diligence
1997	JCI Ltd	Wits Gold	Competent Person’s Report
1997	Opaline Gold	Greenstone Gold	Competent Person’s Report
1997	Penumbra	Coal	Due diligence
1997	Randgold & Exploration Co Ltd	Greenstone Gold	Competent Person’s Report
1997	Rondebult Colliery	Coal	Due diligence
1996	African Mining Corporation*	Alluvial Gold	Project valuation
1996	Australian Platinum Mines NL	Platinum	Due diligence
1996	Benoni Gold Holdings Ltd	Wits Gold	Competent Person’s Report
1996	Consolidated Metallurgical Industries	Ferrochrome	Competent Person’s Report and valuation
1996	Durban Roodepoort Deep Ltd	Wits Gold	Competent Person’s Report
1996	Harmony Gold Mining Co Ltd	Wits Gold	Competent Person’s Report
1996	JCI Ltd	Wits Gold	Valuation
1996	Rand Leases Properties Ltd	Wits Gold	Competent Person’s Report and valuation
1996	Randgold & Exploration Co Ltd	Wits Gold	Due diligence
1995	African Mines Limited*	Greenstone Gold	Project valuation
1995	Barney-Seidle Arbitration	Granite	Project valuation arbitration
1995	Mopet Oil*	Oil and Gas	Market analysis facilitator
1995	Randgold & Exploration Co Ltd	Wits Gold	Competent Person’s Report and valuation
1995	Randgold Durban Deep	Wits Gold	Competent Person’s Report and valuation
1995	Randgold Harmony Unisel Merger	Wits Gold	Competent Person’s Report and valuation
1994	Aurora Exploration	Varied - Industrials	Competent Person’s Report and valuation
1994	Consolidated Mining Corp	Wits Gold	Due diligence and valuation
1994	CRA (Australia)	Iron Ore	Due diligence
1994	Durban Roodepoort Deep Ltd	Wits Gold	Competent Person’s Report and valuation
1994	Ghana Gold Mines*	Greenstone Gold	Due diligence and valuation
1994	Gold Fields of SA Ltd	Wits Gold	Competent Person’s Report and valuation
1994	Hernic Chrome	Ferro-Chrome	Valuation and Strategic Analysis
1994	Inca	Magnesium	Due diligence and valuation
1994	Mitsubishi	Ferrochrome	Due diligence and valuation
1994	Namco*	Diamonds	Competent Person’s Report and valuation
1994	Randgold & Exploration Co Ltd	Wits Gold	Due diligence
1993	Namibia Oil & Gas licence applications	Oil & Gas	Working with Paul Blair licence applications
1993	Atomic Energy Commission	Uranium	Strategic Analysis
1993	Eskom	Base metals	Strategic Analysis
1993	JCI	Wits Gold	Financial Planning Analysis (Rehabilitation)
1993	Lonrho	Platinum	Financial Planning Analysis (Rehabilitation)
1993	Rand Mines Properties	Varied	Mineral rights evaluation
1992	Barbrook Gold Mines	Greenstone Gold	Ore resource modelling and mine valuation
1992	Rand Merchant Bank	Copper	Ore resource modelling and project valuation
1992	Rembrandt	Platinum	Mine valuation (Northam Platinum)
1992	West Rand Cons	Wits Gold	Ore resource modeling and mine valuation
1991	Rand Merchant Bank	Wits Gold	Ore reserve evaluation (Westonaria Gold Mine)
1991	Rembrandt (Gold Fields of SA)	Varied	Due diligence, valuation and strategic analysis
1991	Standard Merchant Bank	Greenstone Gold	Due diligence and valuation (Eersteling Gold Mine)
1990	Sequence Oil and Gas	Oil & Gas	Due Diligence Report
1990	Atomic Energy Corporation	Nuclear Fuels	Strategic analysis
1990	Consolidated Mining Corp	Wits Gold	Due diligence and valuation
1990	Eskom	Copper/Zinc	Strategic Market Analysis (Toll Smelter potential)
1990	Freddies Minerals	Feldspar - Industrials	Due diligence
1990	Industrial Machinery Supplies	Coal	Strategic analysis and valuation (Bricketting plant)
1990	Knights Gold Mine	Wits Gold	Competent Person’s Report
1990	Rand Merchant Bank	Diamonds	Due diligence and valuation (Alluvial Mine)
1990	Corex	Oil & Gas	Evaluation of prospectivity
1990	Rand Merchant Bank	Lead/Zinc	Due diligence and valuation (Miranda Mine)
1990	Rand Mines	Varied	Corporate Strategic Analysis
1990	Rhogold	Wits Gold	Ore resource modeling
1990	Rice Rinaldi	Coal	Due diligence and valuation
1990	Sub Nigel Gold Mine	Wits Gold	Due diligence and valuation
1990	Zaaiplaats Tin Mine	Tin	Due diligence and valuation
1989	Avontuur Diamond Mines	Diamonds	Due diligence and valuation
1989	Granite Consolidated Mining	Granite	Due diligence and valuation
1989	Osprey Gold Mine	Greenstone Gold	Due diligence and valuation
1989	Rand Leases Gold Mine	Wits Gold	Ore resource modeling

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YEAR	CLIENT	COMMODITY	DOCUMENTATION
1989	Rand Merchant Bank*	Varied	Mineral portfolio analysis (Swanson Rights)
1989	Rhovan	Vanadium	Competent Person’s Report and valuation
1989	Vanamin Severrin Mining	Vanadium	Due diligence and valuation
1989	Zimco	Andalusite	Competent Person’s Report and valuation
1988	Mullet Slate	Slate	Due diligence and valuation
1988	Rand Merchant Bank	Wits Gold	Risk assessment analysis (Peritus Exploration)
1988	Wit Nigel Gold Mine	Wits Gold	Ore resource modelling

5.	I have visited the project site on the 17th and 18th November 2011 for a full two days;

6.	I have read the definition of “Qualified Person” as set out in National Instrument 43-101 (“NI 43-101”) and certify that I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101;

7.	I have had no prior involvement with the properties that are the subject of the Technical Report;

8.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

9.	I am responsible for all of the Technical Report;

10.	At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

11.	I am independent of the issuer as described in section 1.5 of NI 43-101; and

12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated the 12th day of July 2012 at Johannesburg, South Africa.

ANDREW N.CLAY
M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.
Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., AAPG
MANAGING DIRECTOR, VENMYN

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

71

Mpai Motloung

Venmyn Rand (Pty) Ltd

First Floor, Block G

Rochester Place

173 Rivonia Road

Sandton

2146

South Africa

Telephone: +27 11 783 9903

Fax: +27 11 783 9953

CERTIFICATE OF CO-AUTHOR

I, Mpai Motloung, do hereby certify that:-

1.	I am a Mineral Industry Advisor of Venmyn Rand (Pty) Ltd

First Floor, Block G

Rochester Place

173 Rivonia Road

Sandton. 2146

South Africa

2.	I graduated with a B.Sc.Hons (Geology) degree from the University of Pretoria in 2006;
3.	I am a member/fellow of the following professional associations:-

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION
Professional Natural Scientist	South African Council for Natural Scientific Professions	2011
Member	Geological Society of South Africa	2006
Member	South African Institute of Mining and Metallurgy	2011

4.	I have practiced my profession from 2005 to currently. My relevant experience for the purpose of the technical report (the “Technical Report”) dated 29th May 2012 and entitled “ Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo” is:-

YEAR	CLIENT	COMMODITY	PROJECT DESCRIPTION	INVOLVEMENT
2011	African Exploration Mining and Finance Company	Coal	Valuation Statement on the T Project, Mpumalanga, South Africa	Resource Estimation Verification and Report Compilation
2011	Scinta Resources Ltd	Coal	High Level Due Dilligence on the Ermelo Mines and Davel Project, Mpumalanga	Due Dilligence on the Resource Estimaton
2011	African Consolidated Resources	Gold	A statistical analysis on the borehole and sampling data compiled for the Gadzema Project, Zimbabwe.	Technical Analyst
2011	Sudor Coal	Coal	SAMREC compliant short-form Technical Resource Statement of their Coal Projects in Bethal, Mpumalanga	Main Author and Estimator
2011	Dunrose Investments 244 (Pty) Ltd	Coal	JORC Compliant Resource Statement for the Colenso Coal Project, KZN	Main Author and Estimator
2010	Loncor Resources Inc.	Gold	Update of the NI 43-10 Technical Report on their Ngayu Gold Project, Oriental Province, Democratic Republic of Congo	Main Author
2010	Gentor Resources Limited	Copper and associated metals	Update of the NI 43-10 Technical Report on their Copper Projects in the Sultanate of Oman	Main Author
2010	Sylvania Resources Limited	Chromite and PGE's	AIM and JORC Competent Person's and Expert Opinion Reports for the Redomicile of Sylvania Platinum's listing from ASX to AIM	Main Author for exploration Projects and Project Co- ordinator.
2010	Gentor Resources Limited	Copper and associated metals	NI 43-101 Technical Reports on their Copper projects in the Sultanate of Oman.	Main Author
2010	West Wits Limited	Gold and Uranium	JORC compliant short-form Techno-Economic Statement on their Rand Lease Property, Witwatersrand Basin.	Main Author
2010	Miranda Coal Pty (Ltd)	Coal	SAMREC compliant short-form Technical Resource and Valuation Statements for 6 exploration properties.	Main Author and resource estimation
2010	Loncor Resources Inc.	Gold	NI 43-101 Technical Reports on their gold projects in the DRC.	Main Author
2009	Sylvania Resources Limited	Chromite and PGE's	Valuation of the company's mineral assets by means of short-form SAMREC code Compliant Techno-Economic Statements.	Main Authour for exploration projects

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

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YEAR	CLIENT	COMMODITY	PROJECT DESCRIPTION	INVOLVEMENT
2009	Sephaku Holdings Ltd,	Tin and limestone	Canadian National Instrument NI 43-101 compliant short form Competent Person’s Report for their greenfields projects in South Africa.	Researcher and Contributor
2009	George Forest	Cement	Geology and resources for their CILU Cement Project, DRC, Competent Person’s Report.	Researcher and Contributor
2009	World Wide Coal Ltd.	Coal	Data verification for a mineral resource statement for a due diligence on their projects in the Witbank coal field.	Contributor for Mineral Resource estimation
2009	Gatumba Mining Company Ltd.	Tin/Tantalum	National Instrument NI 43-101 compliant Preliminary Assessment on the Gatumba South Project in Rwanda.	Main Author
2009	Bongani Minerals	Tungsten	Preliminary Assessment on their Riviera Tungsten deposit in the Western Cape Province.	Main Author
2009	Zambezi Gas	Coal	Resource modelling and estimation for the Entuba coal project, Zimbabwe.	Researcher and Contributor
2008	Minero Zinc (Pty) Ltd	Zinc/lead	Techno-economic valuation of their Pering Zinc deposit in the Western Cape.	Researcher and Contributor
2008	Marula Mines Ltd	Iron ore	Techno-economic valuation and Environmental Statement of the Opon Mansi Iron Ore Project.	Researcher and Contributor
2008	Firestone Energy Ltd	Coal	Technical Statement for the farms Vetleegte and Olieboomfontein.	Main Author

5.	I have visited the project site on the 17th and 18th November 2011;

6.	I have had no prior involvement with the properties that are the subject of the Technical Report;

7.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

8.	At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

9.	I am independent of the issuer as described in Section 1.5 of National Instrument 43-101; and

10.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 12th day of July 2012 at Johannesburg, South Africa.

MPAI M. MOTLOUNG
B.Sc.Hons (Geol.), GDE(Mining)
Pr. Sci. Nat. MGSSA, MSAIMM
MINERAL INDUSTRY ADVISOR

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VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphry (QFP)
Basalt (BV)
North Pit
Reef 2
Main Pit
Reef 1
N
219000 N
218000 N
REEF 2
REEF 3
REEF 1
1000 E
552000 E
553000 E
LEGEND
Basalt (BIF)
Mineralised Basalt (mBV)
Dolerite (DL)
Feldspar Porphyry (FP)
Quartz Feldspar Porphyry (QFP)
Quartz Porphyry (QP)
Quartz Vein (QV)
(RS)
(SR)
(SU)
(TS)
DTM

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VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

North Pit
Reef 2
Main Pit
Reef 1
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphry (QFP)
Basalt (BV)
N
DTM
BOCO
TOFR
350
551600 E
552100 E

Note: BOCO - Bottom of Complete Oxidation
TOFR - Top of Fresh Rock
DTM - Digital Terrain Model

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VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphry (QFP)
Basalt (BV)
DTM
BOCO
TOFR
350
551600 E
552100 E

Note: BOCO - Bottom of Complete Oxidation
TOFR - Top of Fresh Rock
DTM - Digital Terrain Model

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VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

3D ALTERNATIVE VIEW PLAN
N
Y
Z
X
REEF 3
REEF 2
REEF 1
N
Y
REEF 3
REEF 2
REEF 1
LEGEND
Basalt (BIF)
Mineralised Basalt (mBV)
Dolerite (DL)
Feldspar Porphyry (FP)
Quartz Feldspar Porphyry (QFP)
Quartz Porphyry (QP)
Quartz Vein (QV)
(RS)
(SR)
(SU)
(TS)
DTM
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphyry (QFP)
Basalt (BV)
N
North Pit
Reef 2
Main Pit
Reef 1

D1194MLoncor2012

77

VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

N
North Pit
Reef 2
Main Pit
Reef 1
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphry (QFP)
Basalt (BV)
NMDD025
NMDD026
NMDD041
552700 E
LEGEND
Basalt (BIF)
Mineralised Basalt (mBV)
Dolerite (DL)
Feldspar Porphyry (FP)
Quartz Feldspar Porphyry (QFP)
Quartz Porphyry (QP)
Quartz Vein (QV)
(RS)
(SR)
(SU)
(TS)
DTM

D1194MLoncor2012

78

VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

NMDD017
NMDD035
NMDD040
North Pit
Reef 2
Main Pit
Reef 1
NMDD021
NMDD018
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphry (QFP)
Basalt (BV)
N
DTM
NMDD003
NMDD004
NMDD028
NMDD030
REEF 2
LEGEND
Basalt (BIF)
Mineralised Basalt (mBV)
Dolerite (DL)
Feldspar Porphyry (FP)
Quartz Feldspar Porphyry (QFP)
Quartz Porphyry (QP)
Quartz Vein (QV)
(RS)
(SR)
(SU)
(TS)
DTM

D1194MLoncor2012

79

VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

North Pit
Reef 2
Main Pit
Reef 1
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphyry (QFP)
Basalt (BV)
850
DTM
NMDD022
NMDD023
NMDD036
NMDD038
REEF 2
552400 E
LEGEND
Basalt (BIF)
Mineralised Basalt (mBV)
Dolerite (DL)
Feldspar Porphyry (FP)
Quartz Feldspar Porphyry (QFP)
Quartz Porphyry (QP)
Quartz Vein (QV)
(RS)
(SR)
(SU)
(TS)
DTM

D1194MLoncor2012

80

VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

North Pit
Reef 2
Main Pit
Reef 1
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphyry (QFP)
Basalt (BV)
N
DTM
NMDD029
REEF 2
552400 E
LEGEND
Basalt (BIF)
Mineralised Basalt (mBV)
Dolerite (DL)
Feldspar Porphyry (FP)
Quartz Feldspar Porphyry (QFP)
Quartz Porphyry (QP)
Quartz Vein (QV)
(RS)
(SR)
(SU)
(TS)
DTM

D1194MLoncor2012

81

VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

North Pit
Reef 2
Main Pit
Reef 1
NMDD040
NMDD021
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphry (QFP)
Basalt (BV)
N
DTM
NMDD044
REEF 2
552400 E
LEGEND
Basalt (BIF)
Mineralised Basalt (mBV)
Dolerite (DL)
Feldspar Porphyry (FP)
Quartz Feldspar Porphyry (QFP)
Quartz Porphyry (QP)
Quartz Vein (QV)
(RS)
(SR)
(SU)
(TS)
DTM

D1194MLoncor2012

82

VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

North Pit
Reef 2
Main Pit
Reef 1
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphry (QFP)
Basalt (BV)
DTM
NMDD017
REEF 2
552100 E
LEGEND
Basalt (BIF)
Mineralised Basalt (mBV)
Dolerite (DL)
Feldspar Porphyry (FP)
Quartz Feldspar Porphyry (QFP)
Quartz Porphyry (QP)
Quartz Vein (QV)
(RS)
(SR)
(SU)
(TS)
DTM

D1194MLoncor2012

83

VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

NMDD017
NMDD035
NMDD060
NMDD040
North Pit
Reef 2
Main Pit
NMDD021
Reef 1
NMDD018
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphyry (QFP)
Basalt (BV)
DTM
NMDD013
NMDD015
NMDD035
REEF 2
552100 E
LEGEND
Basalt (BIF)
Mineralised Basalt (mBV)
Dolerite (DL)
Feldspar Porphyry (FP)
Quartz Feldspar Porphyry (QFP)
Quartz Porphyry (QP)
Quartz Vein (QV)
(RS)
(SR)
(SU)
(TS)
DTM

D1194MLoncor2012

84

VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

North Pit
Reef 2
Main Pit
Reef 1
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphry (QFP)
Basalt (BV)
DTM
NMDD040
NMDD002
NMDD005
NMDD012
NMDD019
NMDD031
REEF 2
552100 E
LEGEND
Basalt (BIF)
Mineralised Basalt (mBV)
Dolerite (DL)
Feldspar Porphyry (FP)
Quartz Feldspar Porphyry (QFP)
Quartz Porphyry (QP)
Quartz Vein (QV)
(RS)
(SR)
(SU)
(TS)
DTM

D1194MLoncor2012

85

VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

North Pit
Reef 2
Main Pit
Reef 1
NMDD017
NMDD035
NMDD040
NMDD021
NMDD018
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphry (QFP)
Basalt (BV)
N
DTM
NMDD010
NMDD011
NMDD020
NMDD032
REEF 2
552100 E
LEGEND
Basalt (BIF)
Mineralised Basalt (mBV)
Dolerite (DL)
Feldspar Porphyry (FP)
Quartz Feldspar Porphyry (QFP)
Quartz Porphyry (QP)
Quartz Vein (QV)
(RS)
(SR)
(SU)
(TS)
DTM

D1194MLoncor2012

86

VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

North Pit
Reef 2
Main Pit
Reef 1
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphry (QFP)
Basalt (BV)
DTM
NMDD021A
NMDD021
NMDD001
NMDD007
REEF 3
NMDD039
NMDD045 and NMDD045 -D
REEF 2
REEF 1
552100 E
LEGEND
Basalt (BIF)
Mineralised Basalt (mBV)
Dolerite (DL)
Feldspar Porphyry (FP)
Quartz Feldspar Porphyry (QFP)
Quartz Porphyry (QP)
Quartz Vein (QV)
(RS)
(SR)
(SU)
(TS)
DTM

D1194MLoncor2012

87

VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

N
North Pit
Reef 2
Main Pit
Reef 1
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphry (QFP)
Basalt (BV)
N
DTM
850
NMDD005
NMDD049
REEF 3
REEF 2
REEF 1
552100 E
LEGEND
Basalt (BIF)
Mineralised Basalt (mBV)
Dolerite (DL)
Feldspar Porphyry (FP)
Quartz Feldspar Porphyry (QFP)
Quartz Porphyry (QP)
Quartz Vein (QV)
(RS)
(SR)
(SU)
(TS)
DTM

D1194MLoncor2012

88

VENMYN
Independence you can trust
Loncor NI 43-101 - Ngayu Project

APPENDIX 4 GEOLOGICAL SECTIONS FOR MAKAPELA PROSPECT

North Pit
Reef 2
Main Pit
Reef 1
NMDD040
NMDD021
NMDD018
LEGEND
Drillhole Collars
Quartz Vein (QV)
Banded Iron Formation (BIF)
Dolerite (DL)
Feldspar Prophyry (FP)
Quartz Feldspar Porphry (QFP)
Basalt (BV)
NMDD014
DTM
NMDD016
NMDD024
NMDD054
NMDD027
REEF 3
REEF 2
REEF 1
552100 E
LEGEND
Basalt (BIF)
Mineralised Basalt (mBV)
Dolerite (DL)
Feldspar Porphyry (FP)
Quartz Feldspar Porphyry (QFP)
Quartz Porphyry (QP)
Quartz Vein (QV)
(RS)
(SR)
(SU)
(TS)
DTM

D1194M Loncor 2012

89

Appendix 5: Symbols Used During Geological Mapping

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

90

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

91

Appendix 6: Diamond Drilling Database for Makapela and Itali Prospects

BHID	FROM	TO	LENGTH	AU	X	Y	Z	A0	B0
				REEF 1
NMDD001	104.77	110.85	6.08	10.53	551,958.61	217,711.93	696.28	112.63	50.37
NMDD007	179.25	184.00	4.75	2.47	551,953.38	217,712.19	609.13	114.07	69.69
NMDD009	152.17	153.34	1.17	24.76	551,974.49	217,881.27	628.72	108.33	63.78
NMDD014	110.00	118.33	8.33	11.44	551,928.87	217,553.51	678.35	112.13	51.72
NMDD016	212.00	222.20	10.20	3.05	551,936.62	217,550.51	565.30	114.06	66.34
NMDD021	241.45	242.04	0.59	8.93	551,967.99	217,711.80	581.26	288.74	48.55
NMDD021	261.59	265.28	3.69	12.56	551,954.27	217,716.51	565.13	289.17	47.54
NMDD021A	259.41	263.84	4.43	10.00	551,952.24	217,727.19	544.29	104.70	56.80
NMDD024	366.90	370.56	3.66	2.73	551,950.80	217,541.62	468.80	115.10	40.60
NMDD024-1D	367.52	369.13	1.61	1.75	551,951.20	217,542.85	469.25	113.76	39.97
NMDD033	386.36	391.70	5.34	1.19	551,959.38	217,872.37	485.16	113.94	46.54
NMDD034	279.64	283.88	4.24	0.56	551,981.16	217,872.65	543.10	112.06	50.76
NMDD037	416.63	420.54	3.91	5.62	551,947.45	217,883.84	436.15	112.26	50.45
NMDD045	502.28	505.09	2.81	3.89	551,679	217,801
NMDD049	102.95	105.62	2.67	10.3	551,877	217,661
NMDD051	173.68	175.44	1.76	5.61	551,877	217,661
NMDD053	No significant mineralization				551928	217812
	119.02	127.63	8.61	10.65	551928	217812
NMDD056	119.65	122.49	2.84	22.98
	125.85	127.63	1.78	12.31
REEF 2
NMDD002	60.14	66.90	6.76	7.01	552,104.68	218,175.62	724.93	111.60	51.10
NMDD003	27.80	44.50	16.70	3.35	552,468.51	219,723.22	739.11	111.90	57.73
NMDD004	58.67	87.00	28.33	2.44	552,466.63	219,724.21	699.10	111.28	76.40
NMDD005	83.10	92.90	9.80	47.54	552,099.85	218,176.98	693.42	112.91	65.97
NMDD008	35.85	40.20	4.35	17.66	551,935.56	217,893.45	737.62	111.54	51.20
NMDD009	51.26	58.88	7.62	10.42	551,934.92	217,894.19	717.09	109.20	65.00
NMDD010	107.74	120.64	12.90	9.31	552,023.47	218,030.51	679.75	105.46	52.04
NMDD011	146.00	152.00	6.00	8.72	552,011.08	218,030.86	632.48	116.57	67.49
NMDD011	158.05	181.46	23.41	0.63	552,018.26	218,027.43	613.31	115.00	67.41
NMDD012	165.91	173.66	7.75	8.34	552,080.51	218,179.67	637.82	113.57	49.37
NMDD013	91.87	94.01	2.14	1.82	552,136.20	218,340.17	690.63	96.69	48.58
NMDD015	150.66	157.53	6.87	0.56	552,126.82	218,339.76	615.89	113.34	68.72
NMDD017	125.90	130.35	4.45	0.02	552,138.12	218,509.08	673.78	107.07	51.92
NMDD019	327.92	340.49	12.57	3.76	552,070.15	218,178.76	514.72	113.45	41.33
NMDD020	291.10	295.26	4.16	0.91	552,021.98	218,034.86	549.01	109.17	46.24
NMDD021A	54.37	72.75	18.38	0.78	551,847.81	217,756.09	710.07	107.94	57.13
NMDD022	104.40	114.84	10.44	2.01	552,381.79	219,586.10	682.11	105.80	52.02
NMDD023	174.98	214.00	39.02	5.19	552,384.32	219,590.66	586.34	97.30	68.19
NMDD024	85.16	94.40	9.24	0.38	551,770.14	217,614.09	667.93	108.24	49.99
NMDD024	101.00	103.25	2.25	0.36	551,777.70	217,611.60	658.49	108.20	49.64
NMDD025	105.00	116.00	11.00	0.80	552,549.75	219,858.74	660.68	116.36	50.45
NMDD026	170.30	172.15	1.85	1.10	552,544.25	219,862.47	587.05	116.40	66.90
NMDD027	165.56	172.21	6.65	0.10	551,769.53	217,617.18	577.61	107.92	70.29
NMDD028	187.84	199.75	11.91	1.93	552,459.67	219,729.46	627.26	108.64	49.40
NMDD029	32.35	47.55	15.20	0.83	552,248.07	219,464.05	764.40	110.77	49.98
NMDD030	270.70	286.10	15.40	0.78	552,455.67	219,741.43	523.01	105.73	62.17
NMDD031	374.00	385.66	11.66	2.49	552,060.36	218,175.06	449.89	117.91	50.14
NMDD032	348.20	357.00	8.80	2.22	551,997.76	218,039.64	459.33	110.40	61.00
NMDD032	380.97	391.75	10.78	3.90	552,013.10	218,033.93	429.80	110.40	61.00
NMDD033	316.50	323.45	6.95	1.47	551,916.64	217,891.33	535.97	113.46	48.15
NMDD034	189.90	196.35	6.45	3.23	551,930.25	217,892.69	612.82	111.14	52.18
NMDD034-1D	189.25	193.75	4.50	5.38	551,929.57	217,892.77	614.37	111.90	51.30
NMDD035	356.92	360.62	3.70	1.41	552,108.38	218,364.88	459.68	112.15	51.66
NMDD036	270.87	286.50	15.63	1.74	552,353.03	219,580.85	566.26	117.85	41.68
NMDD037	355.68	361.23	5.55	1.84	551,912.29	217,897.61	482.94	110.28	51.81
NMDD038	342.89	353.18	10.29	1.41	552,357.47	219,590.81	478.77	113.85	52.13
NMDD040	361.07	367.41	6.3	3.33	552,307	218,116

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

92

BHID	FROM	TO	LENGTH	AU	X	Y	Z	A0	B0
NMDD050	170.9	175.12	3.14	3.14	551,992	218,132
NMDD052	116.94	119.28	2.34	10.38	552,048	218,282
NMDD046	114.4	115.8	1.4	24.74	551,992	218,132
NMDD055	165.94	171.4	5.46	13.29	552,048	218,282
	167.96	170.91	2.95	23.08
REEF 3
NMDD007	60.65	63.65	3.00	10.95	551,915.76	217,730.05	721.11	115.93	69.22
NMDD008	129.81	132.22	2.41	1.97	551,987.99	217,871.20	664.11	114.46	52.97
NMDD009	212.22	215.30	3.08	3.81	552,000.58	217,872.11	574.34	110.22	62.43
NMDD021A	166.27	170.25	3.98	0.10	551,902.80	217,740.17	622.42	104.85	56.84
NMDD024	164.79	166.32	1.53	0.02	551,817.26	217,598.46	610.68	109.03	48.13
NMDD033	441.71	443.27	1.56	33.05	551,993.33	217,857.11	446.79	114.20	45.30
NMDD034	319.37	325.15	5.78	2.00	552,005.28	217,862.58	512.16	112.90	49.04
NMDD037	491.05	497.95	6.90	0.39	551,992.72	217,864.62	378.32	113.20	49.40
ITALI
	12.57	16.94	4.37	0.60	207,916	554185
NIDD001	25.48	31.50	6.02	0.59	207,916	554185
	52.28	91.10	38.82	2.66	207,916	554185
NEW VEINS AND VEIN EXTENSIONS
NMDD042	No significant mineralization				551,768	217,188
NMDD043 (Sele)	93.87	98.27	4.4	3.08	552,740	220,201
NMDD044 (Vein 2)	95.24	97.39	2.15	2.23	552,087	219,011
NMDD048 (Bamako)	40.73	44.33	3.6	4.43	552,254	216,814

Updated NI 43-101 Technical Report on the Ngayu Project, DRC

First Floor, Block G
Rochester Place
173 Rivonia Road
Sandton 2146
PO Box 782761
Sandton 2146
Republic of South Africa

Tel: +27 11 783 9903
Fax: +27 11 783 9953
www.venmyn.com

D1279(a)L

CONSENT OF QUALIFIED PERSON

TO:	Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

RE: Technical report of Venmyn Rand (Pty) Ltd prepared for Loncor Resources Inc. dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo" (the "Technical Report")

I, Andrew N. Clay, consent to the public filing of the Technical Report by Loncor Resources Inc. ("Loncor"). I certify that I have read the press release of Loncor dated May 29, 2012 (the "Press Release") and the Press Release fairly and accurately represents the information in the Technical Report that supports the disclosure set out in the Press Release. I also consent to the use of any extracts from or summary of the Technical Report in the Press Release.

DATED this 12th day of July, 2012.

A.N.CLAY
M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.
Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA
MANAGING DIRECTOR

Directors: AN Clay (British); S E Conquest, E de V Greyling; N McKenna, C A Telfer	Venmyn Rand (Pty) Ltd. trading as Venmyn
Reg. No. 1988/004918/07